FIDELIS INSURANCE GROUP

CEO Letter

Dear Fellow Shareholders, As I reflect on 2025, Fidelis Insurance Group made meaningful progress in strengthening our business and reinforcing our resilience across cycles. Our actions throughout the year reaffirmed our commitment to being a best-in-class capital allocator. Our capital management approach remains anchored in three core pillars: how we underwrite, how we utilize outwards reinsurance to enhance and protect our risk profile, and how we return capital to shareholders.

A YEAR OF TWO HALVES – AND A CLEAR PATH FORWARD

In the first half, we worked to proactively resolve legacy challenges relating to our Russia-Ukraine aviation litigation exposure. Our decisive actions have significantly reduced uncertainty, and we have drawn a line under this.

In the second half, the underlying strength of our business became clearly visible in our results. Performance in the third and fourth quarters demonstrated the effectiveness of our underwriting strategy, the strength of our portfolio, and the discipline embedded in our capital management framework. These results reinforce our confidence as we move into 2026.

We were very pleased to report a strong second half performance. In the third quarter, we achieved a combined ratio of 79.0% and an annualized operating return on average common equity of 21.4%. Our momentum continued into the fourth quarter, with a combined ratio of 80.6% and an annualized operating return on average common equity of 18.3%. Both quarters meaningfully exceeding our through-the-cycle targets.

"Our capital management approach remains anchored in three core pillars: how we underwrite, how we utilize outwards reinsurance to enhance and protect our risk profile, and how we return capital to shareholders."

BUILDING ON A STRONG FOUNDATION TO SUPPORT SCALE & PROFITABLE GROWTH

Gross Premiums Written
$ in billions


CAGR: +16%
$3.0
$3.6
$4.4
$4.7
2022
2023
2024
2025

Book Value Per Diluted Common Share
$ per common share


+57%
$16.24
$20.69
$21.79
$0.40
$24.61
$0.90
2022(1)
2023
2024
2025
Book Value per Share
Cumulative Common Dividends per Share

Notes:
1. As of the Separation Transactions on January 3, 2023.

Fidelis Insurance Group – **2025 CEO Letter**

1

A MATURE AND WELL-POSITIONED PORTFOLIO

Over 100 Products Across Our 10 Major Lines Of Business


INSURANCE
$3,756m GPW
REINSURANCE
$961m GPW
28% Property
15% Marine
11% Asset-Backed Finance & Portfolio Credit
19% Property Reinsurance
10% Other Insurance
4% Political Risk, Violence & Terror
4% Energy
4% Aviation & Aerospace
4% Cyber
1% Retro & Whole Account

HOW WE UNDERWRITE

Throughout the year, we remained focused on identifying attractive opportunities and partnering with top-tier underwriting teams aligned with our disciplined approach to risk selection. This has enabled us to allocate capital where we see the strongest potential for returns.

We continued expanding our network of strategic underwriting partnerships that complement our cornerstone partnership with The Fidelis Partnership. We established new partnerships with Euclid Mortgage and Bamboo Insurance, among others. Each of those partners brings specialized expertise, that will allow us to pursue a strategy of deploying capital to opportunities with the most attractive risk-reward returns.

As we look ahead to 2026, we are pleased to share that in January we welcomed several new partners to our network, among them Oak Global, further strengthening our portfolio of strategic relationships. We will continue to selectively expand partnerships with leading global insurers, reinsurers, and top-tier MGAs, and we remain confident that these collaborations will become an increasingly meaningful component of our premium.

HOW WE UTILIZE OUTWARDS REINSURANCE

Our strategic use of outwards reinsurance is another way we actively manage capital, enhance risk management, and optimize our portfolio.

Not only does our outwards program deliver robust portfolio protection, it also allows us to leverage pricing and structural differentials to enhance margin and capital efficiency. We are continuing to strategically enhance this program in 2026, capitalizing on favorable market conditions for purchasing coverage.

UNDERWRITING PARTNERSHIPS PROVIDE UNIQUE STRATEGIC ADVANTAGES

Applying Fidelis Insurance Group's market knowledge, relationships, and underwriting expertise, we assess partnerships, facilitate reliable access to attractive risks, and manage our portfolio:

- Providing long-term access to leading underwriters with strong track records
- Ensuring lead positioning on deals through strong lasting partnerships
- Actively shaping a highly diversified portfolio of short-tail specialty insurance and reinsurance risks
- Matching the right capital to the right risk and leaning into areas of market opportunity

Fidelis Insurance Group – **2025 CEO Letter** 2

Fidelis Insurance Group – 2025 CEO Letter RESOLVING LEGACY EXPOSURES Took decisive action in the first half of the year to address Russia/ Ukraine aviation litigation. Second-half year results showcased the underlying strength of our business, with performance exceeding through-the- cycle targets. DIVERSIFIED UNDERWRITING PARTNERSHIPS Expanded and diversified sources of underwriting, reducing reliance on a single partner and enhancing our risk profile. EVOLVED OWNERSHIP STRUCTURE Reduced private equity ownership through capital management actions, delivering compelling value by increasing book value per share and return on average common equity. ANNOUNCED INTENDED NEW BRAND IDENTITY Announced plans for a new brand identity – Pelagos Insurance Capital – reflecting our differentiated role as an independent capital allocator and risk selector. 3 HOW WE RETURN CAPITAL TO SHAREHOLDERS At the core of our capital allocation strategy is delivering strong returns to our shareholders. To that end, we remain focused on growing book value per share as a key performance metric. Including dividends, in 2025, we drove book value per share 15% higher year-over-year. Share repurchases represent a particularly attractive and accretive use of our capital, as we strongly believe our stock is undervalued at its current market price when compared to diluted book value per share. As a result, we were pleased to expand both our share repurchase and dividend programs in 2025, returning a total of $314 million of capital to common shareholders. In February 2026, our Board also increased the current common share repurchase authorization to $400 million. Throughout 2025 and into early 2026, we executed several privately negotiated transactions with one of our founding shareholders, CVC Falcon Holdings Limited (“CVC”). The most recent transaction, completed in March 2026, involved the repurchase of all remaining common shares held by CVC. These capital management actions reduced private equity ownership and delivered compelling value, resulting in meaningful accretion to our book value per share and enhancing the return on average common equity. 2025 FINANCIAL HIGHLIGHTS $4.5bn $2.4bn $4.7bn $12.4bn$24.61 Cash & Invested Assets Total Shareholders’ Equity Total Gross Premiums Written Total AssetsBook Value Per Diluted Share 2025 FINANCIAL RESULTS For the full year, we generated a combined ratio of 94.8% and an operating net income of $205 million – or $1.92 per diluted common share – resulting in an operating return on average common equity 8.5%. Excluding the impact of the Russia-Ukraine litigation, our performance would have meaningfully exceeded our through-the-cycle targets. We continued to deliver on our growth objectives, increasing gross premiums written 7% to $4.7 billion – with new underwriting partners contributing 4 points of this total. In our Insurance segment, we delivered 6% growth in 2025 gross premiums written and Reinsurance segment gross premiums written grew 11%. Our net investment income and net realized and unrealized gains on other investments was $197 million for 2025. We ended the year with $12.4 billion in total assets and $4.5 billion in cash and invested assets. Our book value per diluted common share was $24.61 at the end of 2025, including dividends this was an increase of 15% from the end of 2024 and a testament to our disciplined underwriting and active capital allocation. STRATEGIC ACTIONS DRIVING SUSTAINABLE VALUE CREATION Throughout the year, we took deliberate and decisive actions to enhance our platform and address the factors we believe will continue to unlock value for our shareholders.

Fidelis Insurance Group – 2025 CEO Letter Sincerely, Dan Burrows Group Chief Executive Officer & Director, Fidelis Insurance Group LOOKING AHEAD WITH A NEW BRAND IDENTITY Our newly announced name and brand, Pelagos Insurance Capital, captures our identity and future direction, reflecting our positioning as a strategic capital allocator working alongside best-in-class underwriting partners. Pelagos comes from the root of the word “archipelago” a community of islands, each unique yet connected and working together. This new brand identity reflects how we’re built – a global community of teams, locations and trading partners, each bringing distinct expertise and made stronger by the connections between us. We are targeting the launch of this new brand identity in May 2026, subject to the necessary legal and regulatory approvals, at which time we would begin trading on the New York Stock exchange under the ticker symbol “PLGO.” While the market environment entering 2026 reflects some moderation in pricing, the structural improvements and underwriting discipline established in recent years have created a more resilient and differentiated landscape. In this context, success increasingly depends on thoughtful capital allocation, strong industry relationships, and consistent execution. Against this backdrop, we enter 2026 with confidence in our continued ability to capitalize on attractive growth opportunities and deliver strong underwriting margins. In a rapidly evolving macroeconomic and geopolitical landscape, organizations that can adapt quickly and lead with innovations are best positioned to thrive. As a capital allocator, we are uniquely positioned to remain at the forefront of the industry in this respect, and our focus is squarely on leveraging our agility, expertise, deep relationships, and strong financial foundation to deliver value for our clients and shareholders. Thank you for your continued trust and support. 4

Notice of Annual General Meeting of Shareholders To our shareholders: Notice is hereby given that the 2026 Annual General Meeting of Shareholders of Fidelis Insurance Holdings Limited (NYSE: FIHL) will be held in Pembroke, Bermuda on Tuesday, April 28, 2026. The following are details for the meeting: Meeting Details DATE TIME PLACE Tuesday, April 28, 2026 12:00 p.m. Atlantic Daylight Time Fidelis Insurance Group, 4th Floor, Wellesley House South, 90 Pitts Bay Rd, Pembroke HM 08, Bermuda Matters to Be Voted On The items of business at the Annual General Meeting will be: 1 Election of Class III Directors for a three-year term; 2 Ratification of appointment of KPMG Audit Limited, an independent registered public accounting firm, as the Company’s auditor and authorization for our Board to fix the independent auditor’s remuneration; 3 Change of the Company's name to Pelagos Insurance Capital Limited; 4 Proposed adoption of the Amended and Restated Bye-Laws of the Company; and 5 To transact any other business as may properly come before the meeting or any adjournment or postponement thereof. Record Date The record date for the Annual General Meeting is March 6, 2026. Only shareholders of record at the close of business on that date will be entitled to notice of, and to vote at, the Annual General Meeting or any adjournment or postponement of that meeting. Voting Your vote is important. Whether or not you plan to attend the Annual General Meeting, we urge you to vote and submit your proxy in advance of the meeting. In order to ensure that your shares will be voted in accordance with your wishes and that the i presence of a quorum at the 2026 Annual General Meeting may be assured, please promptly complete, sign, date and submit your proxy card. You may request a paper copy of the proxy materials as provided in the instructions set forth on the Notice of Annual General Meeting and Internet Availability of Proxy Materials (“Proxy Materials Notice”) or your proxy card. The proxy card must be properly dated, signed and submitted in order to be counted. You can submit your proxy to vote your shares via the Internet, by telephone, via a mobile device or by mail as provided in the instructions set forth in the Proxy Materials Notice or proxy card. Following submission of your signed proxy, you may revoke your signed proxy at any time before it is voted by following the procedures specified in the Information Circular. By Order of the Board of Directors, _____________________________ Laura Mulligan Group Company Secretary Fidelis Insurance Holdings Limited Pembroke HM 08, Bermuda March 16, 2026 Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting of Shareholders to be held on April 28, 2026: The Notice of Annual General Meeting, this Information Circular and Request for Proxy and our Annual Report in respect of the year ended December 31, 2025, filed on Form 20-F with the SEC on March 5, 2026 (the “2025 Annual Report”) are available electronically at www.proxyvote.com. ii

Table of Contents Questions and Answers about the Annual General Meeting 1 Proposal One - Election of Class III Directors for Three-Year Term 6 Director Biographies 7 Proposal Two - Ratification of Appointment of KPMG Audit Limited as the Company’s Independent Auditor 13 Proposal Three - Change of the Company's name to Pelagos Insurance Capital Limited 14 Proposal Four - Proposed amended and restated Bye-Laws of the Company 15 Statement of Corporate Governance Practices 17 Overview 17 Code of Ethics and Conduct 17 Director Independence 17 Risk Oversight 14 Meetings of the Board and Director Attendance 18 Insider Trading Policies 18 Board Leadership Structure 18 Board Committees 16 Board and Committee Performance Evaluations 21 Summary of Director Qualifications and Experience 21 Diversity of the Board 21 Compensation Framework 22 Other Business 24 Investor 2025 Fact Sheet Schedule A - Amended and Restated Bye-Laws iii

Questions and Answers about the Annual General Meeting The following are some questions that you, as a shareholder of Fidelis Insurance Holdings Limited (“FIHL,” “Fidelis,” “we” or the “Company”), may have regarding FIHL’s 2026 Annual General Meeting and brief answers to those questions. You are urged to carefully read this Information Circular in its entirety. Who is soliciting my vote? The Board of Directors of FIHL (the “Board”) is soliciting proxies to vote common shares, par value $0.01 per share (the “Common Shares”), at FIHL’s Annual General Meeting of Shareholders, which will take place on Tuesday, April 28, 2026. In connection with this solicitation, we distributed a Proxy Materials Notice to registered holders of our Common Shares on or about March 16, 2026. For beneficial owners, a Proxy Materials Notice and voting instructions are being forwarded to you by your broker, trustee or nominee. You may access the materials online by following the instructions in the Proxy Materials Notice. What items of business will be voted on at the Annual General Meeting? The items of business scheduled to be voted on at the Annual General Meeting are: ■ The election of Class III directors to FIHL’s Board for a term of three years; ■ The ratification of the appointment of KPMG Audit Limited as our independent auditor for the fiscal year ending December 31, 2026, and authorization for our Board to fix the independent auditor’s remuneration; ■ The approval to change the name of the Company to Pelagos Insurance Capital Limited; ■ The approval of the Amended and Restated Bye-Laws of the Company; and ■ Such other business as may properly come before the meeting. How does the Board of Directors recommend I vote? The Board recommends that you vote ‘FOR’ for each of the proposals one to four which include the director nominees, the ratification of the appointment of KPMG Audit Limited, an independent registered public accounting firm, to act as the Company’s independent auditor for the fiscal year ending December 31, 2026, and the authorization for our Board, acting through our Audit Committee, to fix the remuneration of the Company’s independent auditor for the fiscal year ending December 31, 2026, the change in the Company's name to Pelagos Insurance Capital Limited and the proposed Amended and Restated Bye-Laws of the Company. What shares can I vote? Each of FIHL’s Common Shares issued and outstanding as of the close of business on March 6, 2026 (the “Record Date”) for the Annual General Meeting is entitled to be voted on all items being voted upon at the Annual General Meeting. The record date for the Annual General Meeting is the date used to determine both the number of FIHL’s Common Shares that are entitled to be voted at the Annual General Meeting and the identity of the shareholders of record and beneficial owners of those Common Shares who are entitled to vote those shares at the Annual General Meeting. On the Record Date for the Annual General Meeting, we had 86,318,571 Common Shares issued and outstanding. 1

You may vote in respect of all shares owned by you as of the Record Date for the Annual General Meeting, including (1) shares held directly in your name as the shareholder of record, and (2) shares held for you as the beneficial owner through a broker, trustee or other nominee such as a bank. What is the difference between holding shares as a shareholder of record and as a beneficial owner? Voting procedures vary between record holders of shares and beneficial owners of shares. Shareholder of Record If your shares are registered directly in your name with FIHL’s transfer agent, Computershare, Inc., you are considered, with respect to those shares, the shareholder of record, and a Proxy Materials Notice is being sent directly to you by FIHL. As the shareholder of record, you have the right to grant your voting proxy directly to FIHL management or to vote in person at the Annual General Meeting. A proxy card will be available for your use by requesting a copy of proxy materials. Beneficial Owner If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name, and a Proxy Materials Notice is being forwarded to you together with voting instructions. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and are also invited to attend the Annual General Meeting. Since a beneficial owner is not the shareholder of record, you may not vote these shares at the Annual General Meeting unless you obtain a ‘legal proxy’ from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting. Your broker, trustee or nominee should have provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares. How can I attend the Annual General Meeting? You are entitled to attend the Annual General Meeting only if you were an FIHL shareholder as of the close of business on March 6, 2026, or you hold a valid proxy for the Annual General Meeting. The Annual General Meeting will be held on April 28, 2026, at 12:00 p.m. Atlantic Daylight Time, at the Fidelis Insurance Group Offices in Bermuda. How can I vote? For each of the proposals you may vote ‘FOR’ or ‘AGAINST’ or you may 'ABSTAIN' from voting. Shareholder of Record: Shares Registered in Your Name If you are a shareholder of record as of March 6, 2026, you may vote at the Annual General Meeting by proxy using your proxy card, over the telephone, through the Internet or via a mobile device. Whether or not you plan to attend the Annual General Meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person even if you have already voted by proxy. To vote using the proxy card, simply complete, sign and date the proxy card and submit it promptly in accordance with the instructions therein. If you submit your signed proxy card to us before the Annual General Meeting, we will vote your shares as you direct. Your proxy card must be received by 11:59 p.m., Eastern Time on April 27, 2026, to be counted. 2

To vote over the telephone, please dial 1-800-690-6903 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the control number from your Proxy Materials Notice or your proxy card. Your telephone vote must be received by 11:59 p.m., Eastern Time on April 27, 2026, to be counted. To vote through the Internet before the Annual General Meeting, go to www.proxyvote.com to complete an electronic proxy card. You will be asked to provide the control number from your Proxy Materials Notice or your proxy card. Your internet vote must be received by 11:59 p.m., Eastern Time on April 27, 2026, to be counted. To vote via a mobile device, on your smartphone/tablet, open the QR Reader and scan the image in the Proxy Materials Notice or the proxy card. Once the voting site is displayed, enter the 12-digit control number included on your Proxy Materials Notice or your proxy card and vote your shares. Your mobile vote must be received by 11:59 p.m., Eastern Time on April 27, 2026, to be counted. Beneficial Owner: Shares Registered in the Name of Broker or Bank If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received the Proxy Materials Notice from that organization rather than from the Company. Simply follow the instructions in the Proxy Materials Notice to ensure that your vote is counted. Alternatively, you may vote by telephone as instructed by your broker or bank. Can I change my vote? You may change your vote at any time prior to the vote at the Annual General Meeting. If you are the shareholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to FIHL’s Group Company Secretary by mail, which must be received by 11:59 p.m., Eastern Time on April 27, 2026 prior to your shares being voted in accordance with the earlier proxy, or by attending the Annual General Meeting in person and voting. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the meeting in person and voting. How many shares must be present or represented to conduct business at the Annual General Meeting? A quorum of shareholders is necessary to hold a valid meeting. A quorum will be present if two or more shareholders holding at least a majority of the voting power of the issued and outstanding shares entitled to vote are present at the meeting in person or represented by proxy. On the record date, there were 86,318,571 Common Shares issued and outstanding and entitled to vote. Thus, Common Shares representing at least 43,159,286 votes must be present in person or represented by proxy at the meeting to have a quorum. Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote in person at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. How are votes counted? For each item of business, you may vote ‘FOR,’ or ‘AGAINST’ or you have the option to ‘ABSTAIN.’ If you ‘ABSTAIN,’ your abstention is not considered a vote for or against the proposals and therefore has no effect on the adoption of any of the proposals. Questions and Answers 3

If you provide specific instructions for a given item, your shares will be voted as you instruct on such item. If you sign your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (‘FOR’ each of FIHL’s nominees to the Board, ‘FOR’ the appointment of our independent auditor and authorization for the Board to fix their remuneration, and in the discretion of the proxyholders on any other matters that properly come before the meeting). If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares may constitute ‘broker non-votes’. Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. The proposal to ratify the appointment of KPMG Audit Limited as the Company’s independent auditor for the year ending December 31, 2026 and the Board of Director’s determination of KPMG Audit Limited’s remuneration (proposal two) is considered routine under applicable rules, while all of the other items to be submitted for a vote of shareholders at the Annual General Meeting are considered non-routine. Accordingly, if you hold your Common Shares in street name through a brokerage account and you do not submit your voting instructions to your broker, your broker may exercise its discretion to vote your Common Shares on proposal two, but will not be permitted to vote your Common Shares on any other items at the Annual General Meeting. If your broker exercises this discretion, your Common Shares will be counted as present for the purpose of determining the presence of a quorum at the Annual General Meeting and will be voted on proposal two in the manner directed by your broker, but your shares will constitute “broker non-votes” on each of the other items at the Annual General Meeting. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained. Shares represented by such broker non-votes will be counted in determining whether there is a quorum. What is the voting requirement to approve each of the proposals? Proposals one to four require the affirmative ‘FOR’ vote of shareholders holding more than 50% of the total votes attributable to all issued and outstanding shares entitled to vote. Is cumulative voting permitted for the election of directors? No. FIHL does not allow you to cumulate your vote in the election of directors. For all matters proposed for shareholder action at the Annual General Meeting, each Common Share issued and outstanding as of the close of business on the record date is entitled to one vote. What happens if additional matters are presented at the Annual General Meeting? Other than the items of business described in this Information Circular, we are not aware of any business to be acted upon at the Annual General Meeting. If you grant a proxy, Laura Mulligan or the Chair, or their duly appointed substitute, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If, for any unforeseen reason any of our nominees are not available as a candidate for director, Laura Mulligan or the Chair, or their duly appointed substitute, will vote your proxy for such candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board pursuant to the Amended and Restated Bye-laws. Why did I receive a Proxy Materials Notice in the mail regarding notice of the Annual General Meeting and the Internet availability of proxy materials instead of a full set of proxy materials? As permitted under Bermuda law and our Amended and Restated Bye-laws, we are able to provide information to our shareholders by publication of an electronic record of such information on our website so long as the notice requirements in 4

Bye-law 31 are met. We have provided notice to our shareholders of the Annual General Meeting and the availability of such related information by mailing them the Proxy Materials Notice. This saves time and costs to the Company and is in line with our environmental commitments to reduce waste. If you would like to receive a paper copy of the proxy materials, you must request one. There is no charge for such documents to be mailed to you. Please make your request for a paper copy as instructed below on or before April 13, 2026, to facilitate a timely delivery. You may also request that you receive electronic copies of all future proxy materials at www.proxyvote.com. ■ By telephone, please call 1-800-579-1639, or ■ By logging on to www.proxyvote.com, or ■ By email at: sendmaterial@proxyvote.com Please include the company name and your control number in the subject line. The Company shall provide paper copies of the requested documents to you within seven (7) days of receipt of your request. Who will bear the cost of soliciting votes for the Annual General Meeting? FIHL is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing the Proxy Materials Notice and soliciting votes. In addition to the mailing of the Proxy Materials Notice, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to shareholders. Where can I find the voting results of the Annual General Meeting? We intend to publish final voting results in a report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) promptly following the Annual General Meeting. How can I communicate with the Board of Directors? Any interested parties desiring to communicate with the Board or any of the independent directors regarding the Company may directly contact such director(s) by delivering correspondence to the relevant director(s) (or the entire Board) by e-mail to FidelisBoard@FidelisInsurance.com or by mail at the following address: c/o Group Company Secretary, Attn: Laura Mulligan, Wellesley House South, 90 Pitts Bay Road, Pembroke, Bermuda, HM 08. The Group Company Secretary (or her designee) opens all communications and forwards them to the appropriate recipient. However, at the discretion of the Group Company Secretary, items unrelated to the directors’ duties and responsibilities as members of the Board may not be forwarded, including unsolicited marketing or advertising material, mass mailings, junk mail and ‘spam’; unsolicited newsletters, newspapers, magazines, books and publications; and other materials deemed to be trivial, irrelevant, inappropriate and/or harassing. More specific details as to how to contact Management, the Audit Committee, the Independent Directors and/or the Board of Directors can be found on our website, www.fidelisinsurance.com/investors. Questions and Answers 5

PROPOSAL ONE Election of Class III Directors for Three-Year Term FIHL’s Board currently consists of eleven (11) directors divided into three classes: Class I, Class II and Class III. The number of directors in each class is required to be as nearly equal as possible. At the 2026 Annual General Meeting, shareholders are being asked to elect three Class III directors to serve for a three-year term until the 2029 Annual General Meeting, or until their successors are elected, or until their offices are vacated in accordance with the Amended and Restated Bye-Laws. If you sign your proxy or voting instruction card or otherwise submit a proxy but do not give instructions for the voting of directors, your shares will be voted ‘FOR’ the Class III director nominees recommended by the Board. If you wish to give specific instructions for the voting of directors, you may do so by indicating your instructions on your proxy, proxy card or voting instruction card. The persons receiving the majority of ‘FOR’ votes represented by FIHL’s Common Shares will be elected. The nominees are recommended by the Board, and the Board expects that the nominees will be available to serve as directors. If for any unforeseen reason the Board’s nominees are not available as candidates for director, the proxyholder, Laura Mulligan or the Chair, with the power to appoint their substitutes, will vote your proxy for such other candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board pursuant to the Amended and Restated Bye-laws. The table below sets forth information with respect to our nominees as of March 16, 2026: Director Nominee Position Director Since Daniel Burrows Executive Director 2022 Dana LaForge Non-Executive Director 2021 Helena Morrissey Non-Executive Director 2023 6

CLASS III DIRECTORS STANDING FOR ELECTION Director Biographies The following is a brief biographical summary of the experience of each of the Class III director nominees: Daniel Burrows DIRECTOR SINCE: 2022 Mr. Burrows has held the position of Group Chief Executive Officer of Fidelis Insurance Group since January 3, 2023 and has been a director of FIHL since April 2022. Mr. Burrows joined Fidelis in 2015 as UK CEO and CUO, later becoming Group MD and Chairman of FIBL. Prior to joining Fidelis, Mr. Burrows was co-CEO of Aon Benfield’s Global Re Specialty (GRS) division from 2013 to 2015. Specializing in non- marine retrocession and the aviation, marine and energy sectors, among others, Mr. Burrows supported Aon Benfield’s business hubs across North America, Europe, the Middle East, Africa and Asia Pacific. Prior to this, he was Deputy CEO of the GRS division from 2008 until 2013. Mr. Burrows began his career as a non-marine property broker at Greig Fester in the 1980s, later joining the retrocession team and then leading that team following a merger with Benfield in 1997. We believe Mr. Burrows is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive insurance background and executive leadership experience. Dana LaForge DIRECTOR SINCE: 2021 Mr. LaForge is the Pine Brook nominee to the FIHL Board and has held the position of non-executive director of FIHL since March 19, 2021. Mr. LaForge joined Pine Brook in June 2020 and is a partner on the financial services investment team and a member of Pine Brook’s Investment Committee. Mr. LaForge also represents Pine Brook on a number of boards of directors of companies in the Pine Brook portfolio. He also serves as a director of a venture philanthropy fund, the Myeloma Investment Fund. Prior to joining Pine Brook, he was the founder and managing director of Colonnade Financial Group from 2002-2020, a spin-out from Deutsche Bank created to manage a private equity portfolio. Prior to Colonnade, from 1985-2002 Mr. LaForge served in numerous senior executive roles at Deutsche Bank and its predecessor companies, Bankers Trust and BT Alex. Brown, also serving as the head of the North American financial institutions group in investment banking. Mr. LaForge holds a Bachelor of Science in Commerce and Accounting from Washington & Lee University and a Master of Business Administration from Harvard Business School. We believe Mr. LaForge is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive financial background and directorial experience. 7

Helena Morrissey DIRECTOR SINCE: 2023 Baroness Morrissey has held the position of Chair of the Board since January 3, 2023. She has over three decades of experience in the financial services sector and has served in several leadership roles in her career. In addition to acting as chair of the Board of FIHL, Baroness Morrissey currently holds the position of director on the boards of a number of other organizations. Since February 2023, Baroness Morrissey has acted as chair of the board of Altum Group and she became chair of pension consulting firm Barnett Waddingham in January 2025. She also serves as a board member of All Perspectives Ltd, CT Group and McKinsey Investment Office, where she is also chair of the Nominations and Governance Committee. Prior to her current positions, Baroness Morrissey was lead non-executive director at the Foreign & Commonwealth Office between July 2020 and September 2020, transferring to lead non-executive director of the Foreign, Commonwealth & Development Office until June 2022. Prior to this, she was head of personal investing at Legal & General Investment Management between May 2017 and December 2019. From 2001 to 2016, she was CEO of Newton Investment Management. Baroness Morrissey began her career as a global bond analyst at Schroders in the 1980s, later becoming a global bond fund manager. Baroness Morrissey holds a Master of Arts in Philosophy from Cambridge University. Other prior experience includes: chair of the Investment Association from July 2013 to May 2017; founder of the 30% Club campaign; non- executive director of Green Park Limited from August 2020 to March 2023; and non- executive director of the board of AJ Bell plc from July 2021 to April 2023, acting as chair of the board from January 2022 to April 2023. Baroness Morrissey is chair of the Diversity Project, a trustee of the Lady Garden Foundation chair of the Endowment Committee of Eton College. Baroness Morrissey has served as a director of Helena Morrissey Ltd since February 2017. We believe Baroness Morrissey is qualified to serve as a member of our Board based on our review of her experience, qualifications, attributes and skills, including her executive leadership experience in the financial sector. The Board recommends a vote ‘FOR’ the election of the director nominees. 8

INFORMATION ABOUT DIRECTORS CONTINUING IN OFFICE Director Biographies The following is a brief biographical summary of the experience of each of our directors continuing in office: Class I Directors (term expires 2027) Charles Collis DIRECTOR SINCE: 2023 Mr. Collis has held the position of non-executive director of FIHL since May 15, 2023. Mr. Collis was a director of Conyers Dill & Pearman Limited (“Conyers”) until his retirement on March 31, 2025. Mr. Collis worked in the corporate department of the Bermuda office of Conyers and headed up the Bermuda Insurance Practice for more than fifteen years. Mr. Collis joined Conyers in 1990 and became a partner in 1998. Mr. Collis specialized in insurance and reinsurance, advising on corporate and regulatory matters. Mr. Collis holds a Bachelor of Laws from University College London and a Bachelor of Arts from the University of Toronto. We believe Mr. Collis is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive legal background and experience in the insurance industry. Christine Dandridge DIRECTOR SINCE: 2023 Ms. Dandridge has held the position of non-executive director of FIHL since October 25, 2023. Ms. Dandridge is a veteran of the specialty insurance market, with experience spanning more than four decades. Ms. Dandridge began her career in 1978 as a broker at Stewart Wrightson, before joining the underwriting team at Posgate and Denby Syndicate in 1980 and becoming one of the first female underwriters at Lloyd’s. Ms. Dandridge was one of the founding members of Atrium Underwriting. She served as active underwriter of Syndicate 609 from 1997 to 2007, was part of numerous Lloyd’s market committees and was a member of the Council of Lloyd’s from 2004 to 2007. Since then, she has held several non-executive directorships and currently acts as non-executive director on a number of boards in the (re)insurance industry. She graduated from University College, London with a BSc (Hon) in Anthropology and is an associate of the Chartered Insurance Institute. We believe Ms. Dandridge is qualified to serve as a member of our Board based on our review of her experience, qualifications, attributes, and skills, including her extensive underwriting background and executive leadership and directorial experience in the insurance sector. 9

Cathy Iberg DIRECTOR SINCE: 2016 Ms. Iberg has held the position of non-executive director of FIHL since November 2, 2016. Ms. Iberg is Vice President of Investments at the St David’s Foundation, a charitable foundation dedicated to providing and supporting nonprofit health- related programs in the US, including the largest scholarship program in Texas for aspiring health professionals, and the largest mobile dental program in the country. Ms. Iberg joined the St David’s Foundation in December 2015. Prior to her role at the Foundation, Ms. Iberg was UTIMCO’s (University of Texas Investment Management Company) President and Deputy CIO and retired in August 2014. At UTIMCO she was responsible for investment oversight of $30 billion in investment assets in addition to the management of public equity, fixed income and hedge fund investments. Her employment with the organization dates back to April of 1991 when she joined the U.T. System Office of Asset Management, the predecessor to UTIMCO. Previous to joining U.T. System, Ms. Iberg practiced in the area of public accounting for 15 years. She has a B.Sc. degree in accounting from the Southern Illinois University and was a Certified Public Accountant. We believe Ms. Iberg is qualified to serve as a member of our Board based on our review of her experience, qualifications, attributes, and skills, including her financial accounting background and executive leadership experience in the investments sector. Charles Mathias DIRECTOR SINCE: 2025 Mr. Mathias is The Fidelis Partnership director nominee to the FIHL Board. Mr. Mathias has held the position of non-executive director of FIHL since August 5, 2025. Mr. Mathias acted as Chief Risk Officer of Fidelis Insurance Group from November 2015 until July 2021 and thereafter acted as Group Director of Underwriting of Fidelis Insurance Group from August 2021 until January 3, 2023, following which Mr. Mathias left Fidelis Insurance Group to take up his current role as Deputy Chairman and Group Executive Director of The Fidelis Partnership. From 2005 to 2015, Mr. Mathias worked at Lancashire, where he held various roles, including Chief Underwriting Officer of the Bermuda entity, Group Underwriting Operations Director and Group Chief Risk Officer. Prior to 2005 he held a number of roles with brokers and MGAs in London, the USA and Mexico. 10

Class II Directors (term expires 2028) Matthew Adams DIRECTOR SINCE: 2023 Mr. Adams has held the position of non-executive director of FIHL since October 25, 2023. Prior to July 2023, Mr. Adams spent over three decades with PricewaterhouseCoopers (“PwC”) serving as a lead account partner, auditing and advising many of PwC’s largest and most complex global insurance clients. From 2015-2021, he led PwC’s U.S. Insurance Practice and was a member of PwC’s global insurance practice leadership team. Mr. Adams’ career with PwC exposed him to the many diverse aspects of the insurance sector, and he has significant experience managing the strategic, operational, profitability and human capital challenges of a large, quickly growing business within PwC. Mr. Adams is also a non-executive director for Concert Group Holdings, Globe Life Inc. and Mutual of America Financial Group. Mr. Adams earned a B.S. in Economics and an M.B.A. from the Wharton School of the University of Pennsylvania and is a certified public accountant in New York. Mr. Adams serves as chair of the Board’s Audit Committee. We believe Mr. Adams is qualified to serve as a member of our Board based on his experience, qualifications, attributes, and skills, including his extensive financial accounting, audit and corporate governance background in the insurance sector. Daniel Brand DIRECTOR SINCE: 2021 Mr. Brand is the CVC nominee to the FIHL Board and has held the position of non- executive director of FIHL since July 26, 2021. Mr. Brand joined CVC in 2009 and is a partner leading CVC’s U.S. private equity activities in financial services and co- leading CVC’s U.S. private equity activities in business services. Mr. Brand also represents CVC on the boards of directors of Bamboo Insurance, CFGI, Medrisk, Teneo, Republic Finance and Worldwide Express & GlobalTranz. Prior to joining CVC, Mr. Brand worked at DLJ Merchant Banking Partners and Credit Suisse in the investment banking division covering financial institutions. Mr. Brand holds a B.A. in Economics with a Certificate in Finance from Princeton University, and an M.B.A. from Harvard Business School. We believe Mr. Brand is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive financial background and directorial experience. 11

Allan Decleir DIRECTOR SINCE: 2023 Mr. Decleir has held the position of Group Chief Financial Officer and director of FIHL since January 3, 2023. Prior to assuming these executive positions, Mr. Decleir was a consultant to FIBL from June 1, 2022. He has over three decades of experience in the (re)insurance industry. From June 2015 to December 2022, Mr. Decleir was an independent consultant for ThreeSeas Consulting Ltd, providing management consulting services in the Bermuda (re)insurance market. Mr. Decleir was also a Listings Manager at the Canadian Securities Exchange from February 2019 until March 2022. Prior to this, he was Executive Vice President & Chief Financial Officer of Platinum Underwriters Holdings. Mr. Decleir began his career at Ernst & Young in 1988, taking on various positions in Canada and Bermuda. Mr. Decleir is a Chartered Professional Accountant, “Director-Certified” by the National Association of Corporate Directors and has an Associate in Reinsurance designation from the Insurance Institute of America. We believe Mr. Decleir is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive financial accounting background, corporate governance and executive leadership experience in the financial and insurance industries. Daniel Kilpatrick DIRECTOR SINCE: 2022 Mr. Kilpatrick is the Crestview nominee to the FIHL Board and has held the position of non-executive director of FIHL since November 15, 2022. Mr. Kilpatrick joined Crestview in August 2009 and is a partner and member of the Crestview Investment Committee. He is also the head of the financial services strategy. Mr. Kilpatrick also is on the boards of directors of AutoLenders, Congruex, DARAG Group, Modern Wealth Management, WildOpenWest, LLC and Venerable Holdings. He was previously on the boards of Accuride Corporation, Camping World Holdings, ICM Partners, Industrial Media, NYDJ Apparel, Protect My Car and Symbion. Prior to joining Crestview, Mr. Kilpatrick worked at the Yale Investments Office. Mr. Kilpatrick received an M.B.A. from Stanford Graduate School of Business and a B.A. from Yale University. We believe Mr. Kilpatrick is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive financial background and directorial experience. 12

PROPOSAL TWO Ratification of Appointment of KPMG Audit Limited as the Company’s Independent Auditor At the Annual General Meeting, shareholders will be asked to approve the appointment of KPMG Audit Limited, an independent registered public accounting firm, to act as the Company’s independent auditor for the fiscal year ending December 31, 2026, and the authorization for the Board, acting through our Audit Committee, to fix the remuneration of the Company’s independent auditor for the fiscal year ending December 31, 2026. The following table summarizes the fees for professional services rendered by KPMG Audit Limited to the Company for fiscal years ended December 31, 2025,and 2024 (in millions of dollars): 2025 2024 Audit Fees (1) 6.3 6.8 (1) Audit fees consist of fees paid to KPMG Audit Limited for the audit of the Group’s annual consolidated financial statements, reviews of quarterly consolidated financial statements, audit of annual statutory statements, and comfort letters and consent letters issued in connection with documents filed with the SEC. Pre-Approval Policies and Procedures The policy of the Audit Committee is to pre-approve all audit and permissible non-audit services to be provided by the independent registered public accounting firm during the year. The fees are budgeted, and the Audit Committee requires the independent registered public accounting firm and management to report actual fees compared to the budget. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those circumstances, the Chair of the Audit Committee has been delegated the Authority to pre-approve such services and must report those fees to the Audit Committee at its next scheduled meeting. For the years ended December 31, 2025, and 2024, 100% of the audit fees and audit-related fees were pre- approved. The Board recommends a vote ‘FOR’ the ratification of the appointment of KPMG Audit Limited, an independent registered public accounting firm, to act as the Company’s independent auditor for the fiscal year ending December 31, 2026, and the authorization for our Board, acting through our Audit Committee, to fix the remuneration of the Company’s independent auditor for the fiscal year ending December 31, 2026, as set forth in Proposal No. 2. 13

PROPOSAL THREE Approval of Change in Company Name At the Annual General Meeting, shareholders will be asked to approve a change in the Company's name. It is proposed that the name of the Company shall be changed to “Pelagos Insurance Capital Limited.” It is proposed that the name of the Company shall be changed to “Pelagos Insurance Capital Limited.” Pelagos comes from the root of the word ‘archipelago,’ a community of islands, each unique yet connected and working together. It reflects how we’re built: a global community of teams, locations and trading partners, each bringing distinct expertise and made stronger by the connections between us. The Board believes that adopting the new name will more accurately capture the Company’s brand identity and strategic direction. This change reflects the Company’s evolving role as a strategic capital allocator, highlighting its unique market position. Furthermore, the new name reinforces the Company’s commitment to building lasting partnerships and meaningful connections with an expanded network of underwriting partners. At the Annual General Meeting, shareholders will be asked to approve the change of name of the Company from “Fidelis Insurance Holdings Limited” to “Pelagos Insurance Capital Limited” effective as of the date it is registered by the Registrar of Companies in Bermuda and to authorize any Director or Officer of the Company to apply to the relevant Bermuda authorities to effect the change of name on behalf of the Company and to take all necessary actions in connection therewith. Changing the corporate name in the manner proposed will not change the Company’s corporate structure. The Company’s common shares are currently listed on the New York Stock Exchange under the trading symbol “FIHL.” If this name change is approved and becomes effective following registration by the Registrar of Companies in Bermuda, the Company plans to change the Company’s trading symbol and begin trading as “PLGO” on or shortly thereafter. The Board recommends a vote ‘FOR’ the approval of the change of name of the Company from Fidelis Insurance Holdings Limited to Pelagos Insurance Capital Limited with effect from the date the name change is registered by the Registrar of Companies in Bermuda. 14

PROPOSAL FOUR Approval of Amended and Restated Bye-Laws At the Annual General Meeting, shareholders will be asked to approve the proposed amendments to the Company's Bye-Laws, in the form appended at Schedule A. A summary of the proposed amendments is set out as follows: 1. Appointment of chairperson for general meetings The Board proposes to amend Bye-Law 35 of the Company's Bye-Laws to provide that the Chair of the Board shall, if in attendance, act as the chairperson for that general meeting. However, if the Chair is not in attendance, then any other Director or Officer of the Company shall be appointed or elected by those Members present at the meeting and entitled to vote to act as the chairperson for that meeting. 2. Decision of Members to be decided by a majority of votes cast The Bye-Laws currently provide that any question that is proposed for the consideration of the Members at any general meeting shall, subject to the Companies Act 1981 and unless otherwise stated in the Bye-Laws, be decided by the affirmative vote of Members holding more than 50% of the total votes attributable to all issued and outstanding Company Securities entitled to vote. The Board proposes to amend the Bye-Laws to provide that any question that is proposed for the consideration of the Members at any general meeting shall instead be decided by the affirmative vote of a majority of the votes cast in accordance with the Bye-Laws. This amendment is being proposed to align the voting threshold of the Company with that commonly adopted by listed companies given, in practice, it is often difficult to achieve more than 50% of the total votes attributable to all shares for every shareholder resolution. The proposed amendments are reflected in the definition of "Simple Majority" in relation to decisions by Members and Bye-Law 36.1. 3. Election and appointment of Directors In relation to Bye-Law 54.1, the proposed amendments clarify that where the number of persons validly proposed at any general meeting for re-election or election as a Director is greater than the number of Directors to be elected, the persons receiving the most votes (up to the number of Directors to be elected) at such meeting shall be elected as Directors. While the Company has not historically had multiple candidates competing for a single seat, the Board considers this to be a sensible amendment so the position is clear should the situation ever arise in the future. In addition, certain minor ministerial amendments are proposed to update the references to the date on which the proposed amendments to the Bye-Laws are approved and take effect (subject to the approval of the Members) and to clarify that Directors are required to stand for re-election at each Annual General Meeting in accordance with Bye-Law 54.1. Corresponding changes to update these references have also been made elsewhere in the Bye-Laws, as required. In relation to Bye-Law 54.2, the proposed amendments are to clarify that the requirement to provide certain information in relation to a nominee only applies to a nominee proposed by Members holding in the aggregate not less than 10% of the outstanding paid up share capital of the Company and not to nominees proposed and approved by the Board. This aligns the Bye-Laws with current practice in relation to Director nominations. In relation to Bye-Law 54.3 (and corresponding definitions and references), the Board proposes to update the references which are used to describe Directors who have been appointed by a Principal Shareholder (as defined in the Bye-Laws) by defining 15 them as a "Shareholder-Appointed Director" going forward. No substantive changes have been made to these provisions (and corresponding definitions and references) of the Bye-Laws. 4. Directors' Conflicts of Interest The Board proposes to amend Bye-Law 65 to provide that any Director who is directly or indirectly interested in any (or any proposed) contract, arrangement or other matter with the Company must declare his or her interest and, following such declaration, the relevant Director shall not be entitled to participate in the meeting or vote on the conflicted matter, unless the Chair permits the relevant Director to remain present during and participate in such discussions (but such Director shall not be entitled to vote on the conflicted matter). 5. Chair to have casting vote in Board meetings The Board proposes to amend Bye-Law 68 of the Bye-Laws to provide that a resolution put to the vote at a Board meeting shall be carried by the affirmative votes of Directors representing more than 50% of the Directors then in office and, in the event of an equality of votes, the Chair of the Board shall have a casting vote. The Board recommends a vote ‘FOR’ the approval of the proposed amendments to the Company's Bye-Laws in the form appended at Schedule A 16

Summary of Corporate Governance Practices Overview The Company’s corporate governance policies and practices are comprehensive and consistent with the guidelines and requirements of the SEC, the listing standards of the New York Stock Exchange (“NYSE”) applicable to 'foreign private issuers' and the applicable provisions under the U.S. Sarbanes-Oxley Act of 2002, as amended. The structure, practices and committees of the Board, including matters relating to the size, independence and composition of the Board, the election and removal of directors, requirements relating to Board action and the powers delegated to the Board committees are governed by our memorandum of association, Bye-laws and policies adopted by the Board. The Board is responsible for exercising the management, control, power and authority of the Company except as required by applicable law, the memorandum of association or the Company’s Bye-laws. The following is a summary of certain provisions of the memorandum of association, Bye-laws and policies that affect the Company’s governance. Code of Ethics and Conduct We have adopted a Code of Ethics and Conduct that is applicable to all of our employees (including our senior managers) and our directors. The Code of Ethics and Conduct is available, free of charge, on our website www.fidelisinsurance.com. Our Board is responsible for overseeing the Code of Ethics and Conduct and is required to approve any waivers to the Code of Ethics and Conduct applicable to any director or senior manager. The Board reviewed the Code of Ethics and Conduct at its meeting in February 2026 and approved minor amendments thereto, including the addition of a targeted AI section and certain presentational enhancements. There have been no material amendments and no waivers granted since the Code of Ethics and Conduct was initially adopted in June 2023. Director Independence As a foreign private issuer, under the listing requirements and rules of NYSE we are not required to have independent directors on our Board of Directors, except to the extent that our Audit Committee is required to consist fully of independent directors under U.S. securities laws, subject to certain phase-in schedules. However, at least a majority of the directors holding office are independent of management of the Company, as determined by the full Board using the standards for independence established by the NYSE and, in the case of the Audit Committee, the U.S. securities laws. The Board has made these determinations based primarily on an annual review of each director’s responses to questions regarding employment and compensation history, family relationships and affiliations and discussions with the directors. The Board decides which directors are considered to be independent based on the recommendation of the Nominating and Corporate Governance Committee, which evaluates director independence based on the guidelines set forth under applicable stock exchange rules and securities laws. Our Board currently consists of eleven (11) directors, eight (8) of whom are independent. For a director to be deemed independent, the Board must affirmatively determine that he or she does not have a direct or indirect material relationship with the Company. The Board has affirmatively determined that each of Matthew Adams, Daniel Brand, Charles Collis, Christine Dandridge, Cathy Iberg, Daniel Kilpatrick, Dana LaForge and Helena Morrissey meet the definition of ‘independent director’ under the applicable rules of the NYSE Listed Company Manual. In making this determination, the Board considered the relationships that each such non-employee director has with FIHL and all other facts and circumstances that the Board deemed relevant in determining such director’s independence, including beneficial ownership of Common Shares. Corporate Governance 17

Risk Oversight The Board is responsible for overseeing our risk management process. The Board focuses on our general risk management strategy and the most significant risks facing us, as well as oversees the implementation of risk mitigation strategies by management. Our Chief Executive Officer and other executive officers regularly report to our non-executive directors and the Risk Committee and the Audit Committee to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. Meetings of the Board and Director Attendance The Board meets at least four times each year, with additional meetings held to consider specific items of business or as deemed necessary. Meeting frequency and agenda items may change depending on the opportunities or risks faced by the Company. An annual general meeting will be held in each year at such time and place as the Board determines, unless FIHL elects to dispense with the holding of annual general meetings in accordance with the Companies Act. The Board is responsible for its agenda. At all regularly scheduled meetings, the independent directors hold meetings without the presence of management and the directors that are not independent. In 2025, there were four (4) regularly scheduled board meetings. Additionally, in 2025, there were four (4) meetings of the Audit Committee, four (4) meetings of the Compensation Committee, four (4) meetings of the Nominating and Corporate Governance Committee, four (4) meetings of the Risk Committee and four (4) meetings of the Investment Committee. Insider Trading Policies In furtherance of our commitment to maintaining the highest standards of ethical conduct, we have adopted an insider trading policy and related processes, that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations and the NYSE’s listing standards (collectively, the “Insider Trading Policy”). Our Insider Trading Policy prohibits the purchase, sale and other transactions with respect to any securities by any director, officer or employee that may be in possession of material non-public information relating to the Company. Furthermore, the Insider Trading Policy addresses transactions by family members and transactions under our equity compensation plans, tipping and other actions which may be prohibited. It also provides guidance on applicable laws (including guidelines and requirements related to the establishment of Rule 10b5-1 trading plans) and discusses the consequences of an insider trading violation, additional trading restrictions and certain reporting requirements applicable to directors and senior management. Our Insider Trading Policy also prohibits engaging in certain speculative and derivative transactions involving the Company’s securities, which we believe could “hedge” the risk of owning our securities or otherwise create the appearance of insider trading, including short selling, hedging, short term trading, options trading, purchases of the Company’s securities on margin, and pledging the Company’s securities as collateral to secure loans. The process for pre-clearing all transactions in the Company’s securities is set forth therein and must be followed by all persons subject to the Insider Trading Policy. Board Leadership Structure Our Board is divided into three classes, which are designated as Class I, Class II and Class III. The term for each Class III director expires at this year’s Annual General Meeting to be held on April 28, 2026; the term for each Class I director will expire at the Annual General Meeting in 2027; and the term for each Class II director will expire at the Annual General Meeting in 2028. At each annual general meeting of the Company, the successors of the class of directors whose term expires at that meeting will be elected for a term expiring at the annual general meeting to be held in the third year following the year of their election. Three Class III directors are to be elected at the annual general meeting to serve until the Company’s Annual General Meeting in 2029. All of the nominees are currently directors. Our Nominating and Corporate Governance Committee recommended all of the nominees to our Board for election at the meeting and all nominees have consented to serve on our Board. We do not Corporate Governance 18 expect that any of the nominees will become unavailable for election as a director, but if any nominee should become unavailable prior to the Annual General Meeting, proxy cards authorizing the proxy holder to vote for the nominees will instead be voted for substitute nominees recommended by our Board, unless the Board chooses to reduce the number of directors serving on the Board pursuant to the Amended and Restated Bye-laws. Our Board has reviewed its classified board structure and believes that this structure provides greater stability and continuity in the Board’s membership and in the direction and guidance that it provides to the Company’s management. As compared to an annual election process, this approach promotes a long-term perspective in relation to our strategic objectives and is beneficial to our CEO and executive management in establishing the Company’s short and long-term priorities. The classified board structure also ensures that at any given time, a majority of the directors serving on the Board will have substantial knowledge of the Company and its business, competitive environment, risks, culture and strategic goals. We believe directors who have experience with the Company are better positioned to make decisions that are best for the Company and its shareholders, particularly given the complexity of the specialty insurance industry. In addition, three-year terms assist in recruiting highly qualified directors who are willing to commit the time and resources to develop a deep understanding of the Company and its business and encourage a longer-term view. After carefully considering the arguments for and against a classified board structure, we believe that a classified election process is in the best interests of the Company and our shareholders at this time. As noted in our 2025 Annual Report, the classified Board will be in place until the Annual General Meeting in 2030, following which all of the directors shall be members of a single class. Board Committees The standing committees of the Board include the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee, Risk Committee and Investment Committee. The Board may have such other committees as it shall determine from time to time. Each of the standing committees of the Board has the composition and responsibilities described below. The committee charters are reviewed at least annually, and each Committee recommends any proposed changes to the Board for approval. Copies of the Audit Committees, the Compensation Committees and the Nominating and Corporate Governance Committees charters are publicly available on our website, www.fidelisinsurance.com/investors. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website. Audit Committee The Audit Committee is formed of the following directors: Matthew Adams (Committee Chair), Cathy Iberg, Dana LaForge, and Helena Morrissey, each of whom is independent for purposes of the NYSE rules and Rule 10A-3 under the Exchange Act. Pursuant to its terms of reference, the primary purpose of the Audit Committee is to assist the Board with its oversight responsibilities of (a) the integrity, quality and accuracy of the Company’s consolidated financial statements and other financial information provided by the Company to its shareholders, the public, any stock exchange and others, (b) the performance and effectiveness of the Company’s internal audit function and internal controls, including internal control over financial reporting, and the Company’s independent accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services (the “Independent Auditor”), and prepare the Audit Committee report required by the rules of the SEC, (c) the Company’s compliance with legal and regulatory requirements, including the Company’s Code of Conduct and Ethics (or other similar documents as are in effect from time to time), (d) the qualifications, performance, and independence of the Company’s Independent Auditor, and (e) such other matters as are assigned to the Audit Committee by the Board pursuant to its terms of reference or as mandated under applicable laws, rules and regulations (including the Exchange Act, as well as the rules and regulations of the SEC or the NYSE. The Board determined that each of the members of the Audit Committee is financially literate as such term is defined by applicable NYSE and SEC requirements. In addition, the Board has determined that Mr. Matthew Adams qualifies as having Corporate Governance 19 accounting or related financial management expertise pursuant to the NYSE requirements and is an “audit committee financial expert” pursuant to the rules and regulations of the SEC. Compensation Committee As a foreign private issuer, we are not required to have a compensation committee or a compensation committee consisting only of independent directors. However, our Board has established a compensation committee (the “Compensation Committee”), which consists entirely of independent directors for the purposes of the NYSE rules. The Compensation Committee is formed of the following directors: Helena Morrissey (Committee Chair), Daniel Brand, Charles Collis, Christine Dandridge, Daniel Kilpatrick and Dana La Forge. Pursuant to its terms of reference, the Compensation Committee is responsible for reviewing, assessing and, when appropriate, necessary or required, making recommendations to the Board regarding the Company’s incentive-based and equity-based compensation plans (including long-term incentive plans) and the Company’s processes and procedures for considering and determining the compensation of its directors and senior executives. The Compensation Committee is also responsible for developing and recommending to the Board one or more policies for the recovery or clawback of erroneously paid compensation (including with respect to any revisions to such policies), monitoring compliance with such policies and making any determinations of the extent, if any, to which such erroneously paid compensation should be recouped or forfeited under such policies and, in any event, as required under applicable NYSE listing rules. The Compensation Committee is responsible for reviewing its terms of reference on an annual basis and shall review its own performance at least once per year. Nominating and Corporate Governance Committee The Corporate Governance and Nomination Committee is formed of the following directors: Helena Morrissey (Committee Chair), Matthew Adams, Daniel Brand, Charles Collis, Christine Dandridge, Cathy Iberg and Daniel Kilpatrick, each of whom is independent for purposes of the NYSE rules. Pursuant to its terms of reference, the primary purpose of the Corporate Governance and Nomination Committee is to review, develop and make recommendations to the Board on matters concerning corporate governance, Board and committee structure and composition, identification, selection or recommendation of director candidates, oversight of Board, committee and management evaluation and evaluation of shareholder proposals. Risk Committee The Risk Committee is formed of the following directors: Daniel Kilpatrick (Committee Chair), Charles Mathias, Christine Dandridge, Matthew Adams, Daniel Burrows and Allan Decleir. Pursuant to its terms of reference, the primary purpose of the Risk Committee is to evaluate the Group’s risk appetite and tolerances, establish and oversee risk management and related policies and guidelines, oversee the Board’s responsibilities related to risk management exposure, and perform the other duties and responsibilities set forth in the Risk Committee’s terms of reference. Investment Committee The Investment Committee is formed of the following directors: Cathy Iberg (Committee Chair), Daniel Brand, Dana LaForge, Charles Mathias, Daniel Burrows and Allan Decleir. Corporate Governance 20

Corporate Governance

Pursuant to its terms of reference, the primary purpose of the Investment Committee is to recommend investment strategy, investment risk appetite and investment risk limits to the Board, oversee investment policies, guidelines and benchmarks and review and approve new material changes thereto or the engagement of new investment managers, monitor investment risk, compliance, portfolio composition, investment performance and activity, and perform the other duties and responsibilities set forth in the Investment Committee's terms of reference.

Board and Committee Performance Evaluations

The Board believes that a regular and formal process of evaluation improves the performance of the Board as a whole, the committees and individual directors. A survey is sent annually to all directors inviting comments and suggestions on areas for improving the effectiveness of the Board and its committees. The results of this survey are reviewed by the Nominating and Corporate Governance Committee, which makes recommendations to the Board as it deems appropriate. The chairperson of our Nominating and Corporate Governance Committee also holds private interviews with each director annually to discuss the operations of our Board and its committees, and to provide any feedback on the individual director's contributions.

Summary of Director Qualifications and Experience

	Helena Morrissey	Daniel Burrows	Allan Decleir	Matthew Adams	Daniel Brand	Charles Collis	Christine Dandridge	Cathy Iberg	Daniel Kilpatrick	Dana LaForge	Charles Mathias
Board of Directors Service	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y
CEO/Business Head	Y	Y	Y	Y			Y	Y		Y	Y
Insurance Experience	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y
Financial Literacy	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y
Financial Services Industry	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y
Government/Public Policy	Y					Y		Y			
Reinsurance Experience		Y	Y			Y	Y	Y			Y
Investments	Y	Y	Y		Y		Y	Y	Y		
Risk Management			Y	Y			Y			Y	Y

Diversity of the Board

Our company is committed to diversity amongst our Board members. Our company's view is that our Board should reflect a diversity of backgrounds and thinking as relevant to its strategic priorities. This includes such factors as diversity of business expertise, international experience and gender, ethnic and racial diversity.

To achieve the Board's diversity goals, our company has adopted the following policies and processes:

- Board appointments will be based on merit, having due regard for the benefits of diversity on our Board, ensuring that each nominee possesses the necessary skills, knowledge and experience to serve effectively as a director; and
- In the director identification and selection process, diversity on our Board will be considered in succession planning and be a criterion in identifying and nominating new candidates for election to our Board.

21

The Board does not set any formal targets on diversity for directors at this time. The Nominating and Corporate Governance Committee will be responsible for considering board diversity, monitoring progress towards the achievement of its objectives and recommending to our Board any necessary changes that should be made to its processes. Additional information in relation to Diversity statistics is included in the following diagrams: GENDER 73% 27% Male Female AGE Under 50 18% 50-60 18% 61-70 46% Over 70 18% Under 50 50-60 61-70 Over 70 TENURE 1 yr 9% 3 yrs 46% 3+ yrs 45% 1 yr 2 yrs 3 yrs 3+ yrs Compensation Framework The compensation program for our non-executive directors and senior management is reviewed by the Compensation Committee of the Board. Compensation of Non-Executive Directors The non-executive directors of the Company are entitled to receive an annual cash fee for their services as directors. In addition, all directors of the Board are entitled to receive equity-based compensation, other than those directors appointed by a shareholder pursuant to such shareholder’s director appointment rights under the Company’s Common Shareholders Agreement and the Bye-Laws. For further details on the compensation paid to our non-executive directors, please refer to Item 6.B ‘Compensation – Non- Executive Directors’ Compensation’ in our 2025 Annual Report. Corporate Governance 22

Compensation of Senior Management Our compensation philosophy for our senior managers is to align the interests of our senior managers with those of our shareholders. The primary elements of the total compensation package for our senior management include base salary, annual cash bonus awards under our annual cash bonus program and equity awards granted pursuant to our 2023 Share Incentive Plan. The compensation program for our senior managers is administered by the compensation committee of the Board. For further details on the compensation paid to our senior management, please refer to Item 6.B ‘Compensation – Senior Management Compensation’ in our 2025 Annual Report. Corporate Governance 23

Other Business The company knows of no other matter to come before the meeting other than the matters referred to in the Notice of Annual General Meeting dated March 16, 2026. Shareholder Nominations for the 2027 Annual General Meeting Proposals to nominate directors intended for inclusion in next year’s Proxy Statement should be sent to the registered office of Fidelis by mail at the following address: c/o Group Company Secretary, Attn: Laura Mulligan, Wellesley House South, 90 Pitts Bay Road, Pembroke, Bermuda, HM 08, and must be received by February 5, 2027. The Bye-laws permit a shareholder, owning not less than ten percent or more of our outstanding shares of Fidelis at the time to deliver a written notice of nomination to the registered office of Fidelis to nominate and include in Fidelis’s annual general meeting proxy materials director nominees, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in the Bye-laws. The presiding person of the meeting may refuse to acknowledge or introduce any proposal or nomination of director if it was not timely submitted or does not comply with the Bye-laws. Corporate Governance 24

FIDELIS
INSURANCE GROUP

Fact Sheet

A strategic capital allocator and expert risk selector in specialty insurance and reinsurance, committed to long-term partnerships

- High quality, mature and well-positioned specialty insurance and reinsurance portfolio
- Underwriting expertise with unique market access
- Strong capital position with a strategic and disciplined approach to capital allocation

LONG-TERM SHAREHOLDER VALUE CREATION FRAMEWORK[5]

Underwriting Profitability[5]

Mid to High **80s**%
Long-term Target Combined Ratio

Investment Returns

Long-term target of delivering attractive investment income while targeting an above-average risk-adjusted total return through all market cycles

Operating ROAE[5][6]

13-15%
Long-Term Target

Capital Management

- Allocating capital to attractive underwriting opportunities
- Constantly reassessing our outwards reinsurance purchasing
- Returning excess capital to common shareholders through a combination of dividends and opportunistic share buybacks

We aim to maximize **long-term value** for shareholders by growing diluted book value per share, generating **consistent returns**, and optimizing capital management

HIGHLIGHTS

$4.7bn
Gross Premiums Written[1]

88.6%
Avg. Combined Ratio[2][5]

$12.4bn
Total Assets[1]

57%
Book Value Growth[3]

INSURER FINANCIAL STRENGTH RATINGS[4]

A
AM Best

A-
S&P

A3
Moody's

Note:
1. Results as of December 31, 2025, and gross premiums written for the year ended December 31, 2025.
2. For the period 2018-2025. Calculated as the sum of losses and loss adjustment expenses, policy acquisition expenses and general and administrative expenses as a percentage of net premiums earned in all periods except 2018.
3. Book value diluted common share growth as of January 3, 2023, the date on which a number of separation and reorganization transactions occurred to create two distinct holding companies and businesses: Fidelis Insurance Group and The Fidelis Partnership (the "Separation Transactions") through December 31, 2025, and includes accumulated dividends to common shareholders of $0.90.
4. As of December 31, 2025. Financial strength ratings included in this presentation are provided by third-party rating agencies and are subject to adjustment at the sole discretion of those agencies. The presentation does not constitute an endorsement of the ratings by the presenter or any other party.
5. See disclosure entitled "Safe Harbor Regarding Forward Looking Statements" contained in our fourth quarter earnings release, as well as analogous and supplemental disclosures contained in our most recent annual report on 20-F and other filings made with the SEC, available on our website at fidelisinsurance.com.
6. Represents Return on Average Common Equity, which is a non-U.S. GAAP financial measure. A reconciliation to the comparable U.S. GAAP financial measure and the rationale for management's use and presentation of ROAE is included in our fourth quarter earnings release, available on our website at fidelisinsurance.com.

UNDERWRITING PARTNERSHIPS PROVIDE UNIQUE STRATEGIC ADVANTAGES

Our underwriting partnership model provides access to high-quality, differentiated risks with Fidelis Insurance Group overseeing the underwriting strategy

Applying Fidelis Insurance Group's market knowledge, relationships, and underwriting expertise, we seek to enter into partnerships that facilitate reliable access to attractive risks

- **Providing long-term access to leading underwriters with strong track records**
- **Ensuring lead positioning on deals through enduring partnerships**
- **Actively shaping a highly diversified portfolio of short-tail specialty insurance and reinsurance risks**
- **Matching the right capital to the right risk and leaning into areas of market opportunity**

MATURE & WELL-POSITIONED SPECIALTY INSURANCE & REINSURANCE PORTFOLIO[1]

Over **100** Products Across Our **10** Major Lines Of Business

Insurance:

$3,756m (80%)

- Highly capital efficient, well-diversified specialty insurance book
- In addition to major specialty lines of business, this segment includes highly tailored products, where the buying motivation is often driven by regulatory capital relief, capital efficiency or transaction facilitation
- Benefits from quota share, excess of loss cover and industry loss warranties, which help to reduce volatility


$4.7bn
28%
15%
11%
10%
4%
4%
4%
4%
19%
1%
Property
Marine
Asset Backed Finance & Portfolio Credit
Political Risk, Violence & Terror
Energy
Cyber
Other Insurance
Aviation & Aerospace
Property Reinsurance
Retro & Whole Account

Reinsurance:

$961m (20%)

- Actively managed, property reinsurance book
- Strategy of pursuing closely controlled aggregates and focusing on residential portfolios
- Benefits from quota share, excess of loss retrocessional cover, catastrophe bond cover and industry loss warranties, which helps to minimize the potential net losses in the business written

BUILDING ON A STRONG FOUNDATION TO SUPPORT SCALE & PROFITABLE GROWTH

GPW Growth

$ in billions


CAGR: +16%
$3.0
$3.6
$4.4
$4.7
2022
2023
2024
2025

Book Value Per Diluted Common Share

$ per common share


+57%
$16.24
$20.69
$21.79
$0.40
$24.61
$0.90
2022(2)
2023
2024
2025
Book value
Cumulative Common Dividends

Notes:
1. Results as of December 31, 2025, and gross premiums written for the year ended December 31, 2025.
2. As of the Separation Transactions on January 3, 2023.

Please visit our website for more information.
fidelisinsurance.com

FIDELIS INSURANCE GROUP

Schedule A AMENDED AND RESTATED BYE-LAWS OF FIDELIS INSURANCE HOLDINGS LIMITED ADOPTED APRIL ___, 2026

Table of Contents 1. Definitions .................................................................................................................................. 1 2. Power to Issue Shares; Power to Purchase Shares .................................................................... 7 3. Rights Attaching to Shares ......................................................................................................... 7 4. Calls on Shares ........................................................................................................................... 9 5. Forfeiture of Shares.................................................................................................................. 10 6. Variation of Rights .................................................................................................................... 10 7. Power to Alter Capital .............................................................................................................. 10 8. Fractional Shares ...................................................................................................................... 11 9. Registered Holder of Shares ..................................................................................................... 11 10. Death of a Joint Holder ............................................................................................................ 11 11. Share Certificates ..................................................................................................................... 11 12. Contents of Register of Members ............................................................................................ 12 13. Inspection of Register of Members .......................................................................................... 12 14. Determination of Record Date ................................................................................................. 12 15. Instrument of Transfer ............................................................................................................. 13 16. Restrictions on Transfer ........................................................................................................... 13 17. Transfers by Joint Holders ........................................................................................................ 13 18. Representative of Deceased Member ..................................................................................... 13 19. Registration on Death or Bankruptcy ....................................................................................... 14 20. Declaration of Dividends by the Board .................................................................................... 14 21. Other Distributions .................................................................................................................. 14 22. Method of Payment ................................................................................................................. 14 23. Reserve Fund ............................................................................................................................ 15 24. Unclaimed Dividends ............................................................................................................... 15 25. Interest on Dividends ............................................................................................................... 15 26. Capitalization............................................................................................................................ 15 27. Annual General Meetings ........................................................................................................ 15 28. Special General Meetings ........................................................................................................ 15 29. Requisitioned General Meetings .............................................................................................. 15 30. Notice ....................................................................................................................................... 16

31. Giving Notice and Access ......................................................................................................... 16 32. Postponement or Cancellation of General Meeting ................................................................ 17 33. Electronic Participation in Meetings ........................................................................................ 17 34. Quorum at General Meetings .................................................................................................. 17 35. Chairperson to Preside at General Meetings ........................................................................... 18 36. Voting on Resolutions .............................................................................................................. 18 37. Power to Demand a Vote on a Poll .......................................................................................... 18 38. Voting by Joint Holders of Shares ............................................................................................ 19 39. Instrument of Proxy ................................................................................................................. 20 40. Representation of Corporate Member .................................................................................... 21 43. Directors Attendance at General Meetings .............................................................................. 22 44. Board of Directors .................................................................................................................... 22 45. Management of the Company ................................................................................................. 22 46. Power to Appoint CEO ............................................................................................................. 22 47. Power to Authorize Specific Actions ......................................................................................... 23 48. Power to Appoint Attorney ....................................................................................................... 23 49. Power to Delegate to a Committee .......................................................................................... 23 50. Power to Appoint and Dismiss Employees ............................................................................... 23 51. Power to Borrow and Charge Property .................................................................................... 24 52. Other Powers of the Board ...................................................................................................... 24 53. Number of Directors ................................................................................................................ 24 54. Election and Appointment of Directors; Classes of Directors ...................................................... 24 55. Removal of Directors ................................................................................................................ 27 56. Other Vacancies ....................................................................................................................... 27 57. Alternate Directors ................................................................................................................... 28 58. Remuneration of Directors ....................................................................................................... 28 59. Defect in Appointment ............................................................................................................. 29 60. Register of Directors and Officers .............................................................................................. 29 61. Appointment of Officers .......................................................................................................... 29 62. Appointment of Secretary ........................................................................................................ 29 63. Duties of Officers ...................................................................................................................... 29 64. Remuneration of Officers ......................................................................................................... 29 65. Conflicts of Interest .................................................................................................................. 29 66. Indemnification and Exculpation of Directors and Officers ..................................................... 30

67. Waiver of Claim by Member .................................................................................................... 32 68. Board Meetings ........................................................................................................................ 32 69. Notice of Board Meetings ........................................................................................................ 32 70. Electronic Participation in Meetings ........................................................................................ 32 71. Quorum at the Board Meetings ............................................................................................... 32 72. Board to Continue in the Event of Vacancy .............................................................................. 32 73. Chairperson to Preside ............................................................................................................. 33 74. Written Resolutions ................................................................................................................. 33 75. Validity of Prior Acts of the Board ............................................................................................ 33 76. Minutes .................................................................................................................................... 33 77. Place Where Corporate Records Kept ...................................................................................... 33 78. Form and Use of Seal ............................................................................................................... 33 79. Records of Account .................................................................................................................. 34 80. Financial Year End .................................................................................................................... 34 81. Annual Audit ............................................................................................................................ 34 82. Appointment of Auditor ........................................................................................................... 34 83. Remuneration of Auditor ......................................................................................................... 34 84. Duties of Auditor ...................................................................................................................... 35 85. Access to Records ..................................................................................................................... 35 86. Financial Statements and the Auditor's Report ....................................................................... 35 87. Vacancy in the Office of Auditor .............................................................................................. 35 88. Winding- Up ............................................................................................................................. 35 89. Alteration of Bye-Laws ............................................................................................................. 36 90. Discontinuance ......................................................................................................................... 36

1 INTERPRETATION 1. Definitions 1.1 In these bye-laws (the “Bye-Laws”), the following words and expressions shall, where not inconsistent with the context, have the following meanings, respectively: Act the Companies Act 1981; Adoption Date the date of adoption of these Bye-Laws; Affiliate with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean, with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise) of such Person. In the case of a natural person, his or her Affiliates include members of such Person’s immediate family, natural lineal descendants of such Person or a trust or other similar entity established for the exclusive benefit of such Person and his or her immediate family and natural lineal descendants; Affiliate Transferee with respect to any Member, (i) any Affiliate of the applicable Member, including any Person that has a common general partner, managing member, investment manager or governing body with any such Member or the funds which own such Member, and (ii) any general or limited partner or member of the applicable Member or any of its Affiliates and any corporation, partnership or other entity that is an Affiliate of such general or limited partner or member, so long as such Person remains an Affiliate thereof. Notwithstanding anything to the contrary herein, CVC’s Affiliate Transferees shall not include (a) any portfolio company of CVC or any of its affiliated investment funds or (b) CVC Credit Partners LP and any of its subsidiaries; Alternate Director an alternate Director appointed in accordance with these Bye-Laws; Auditor any Person appointed to audit the accounts of the Company; Board the board of Directors (including, for the avoidance of doubt, a sole Director) appointed or elected pursuant to

2 these Bye-Laws and acting by resolution in accordance with the Act and these Bye-Laws or the Directors present at a meeting of Directors at which there is a quorum; Business Day any day other than a Saturday, a Sunday or any day on which banks located in New York, London or Bermuda are authorized or obliged to close; Cause as it relates to a Director in such capacity, (i) the Director’s habitual drug or alcohol use that impairs the ability of the Director to perform his or her duties to the Company; (ii) the Director’s indictment by a court of competent jurisdiction, or a pleading of “no contest” or guilty, to a felony (or the equivalent if outside the United States); (iii) the Director’s engaging in fraud, embezzlement or any similar conduct with respect to the Company, any Subsidiary, or any assets of the Company or any Subsidiary; (iv) the Director’s wilful and material failure or refusal to perform his or her duties as a Director; or (v) the Director otherwise materially breaches any written policy of the Company or any Subsidiary regarding the conduct of its respective directors in the performance of his or her duties to the Company or any Subsidiary; CEO the Chief Executive Officer of the Company; Chai r the Chair of the Company from time to time, who at the Adoption Date is Baroness Helena Morrissey, DBE; Common Shareholders Agreement the Company’s Amended and Restated Common Shareholders’ Agreement, dated as of June 16, 2023, as amended from time to time, by and among the Company and the holders of Common Shares party thereto; Common Shares the Common Shares of the Company, with an initial par value of $0.01 per share, and includes a fraction of a Common Share; Company the company for which these Bye-Laws are approved and confirmed; Company Securities (i) any shares (of any class) including Common Shares, Preference Shares or other equity securities of the Company and (ii) any options, warrants, convertible notes, securities of any type or similar rights issued that are or may become convertible into or exercisable or exchangeable for, or that carry rights to subscribe for, any shares (of any class), including Common Shares, Preference Shares or other equity securities of the Company; Conflicted Matter has the meaning set forth in Bye-Law 65.2;

3 Crestview Crestview FIHL Holdings, L.P., a Cayman Islands limited partnership, Crestview FIHL TE Holdings, Ltd, a Cayman Islands limited company, Crestview IV FIHL Holdings, L.P., a Cayman Islands limited partnership and Crestview IV FIHL TE Holdings LLC, a Cayman Islands limited liability company, collectively; Crestview Director has the meaning set forth in Bye-Law 54.3(a)i; CVC CVC Falcon Holdings Limited, a Jersey limited liability company; CVC Director as the meaning set forth in Bye-Law 54.3(a)ii; Director a director of the Company and shall include an Alternate Director; Exchange Act the United States Securities Exchange Act of 1934, as amended, or any similar federal statute and the rules and regulations of the SEC promulgated thereunder; IFRS the International Financial Reporting Standards promulgated by the International Accounting Standards Board; Indemnified Person has the meaning set forth in Bye-Law 66.1; Interested Director has the meaning set forth in Bye-Law 65.2; Member the Person registered in the Register of Members as the holder of shares in the Company and, when two or more persons are so registered as joint holders of shares, means the Person whose name stands first in the Register of Members as one of such joint holders or all of such persons, as the context so requires; MGU HoldCo Shelf Holdco II Limited, a Bermuda exempted company; MGU HoldCo Director has the meaning set forth in Bye-Law 54.3(a)iv; Shareholder-Appointed Director has the meaning set forth in Bye-Law 54.3(a)iv; Nomination Notice has the meaning set forth in Bye-Law 54.2(a); notice written notice as further provided in these Bye-Laws unless otherwise specifically stated; Officer any Person appointed by the Board to hold an office in the Company;

4 Outstanding Common Shares the lesser of (i) the total number of issued and outstanding Common Shares as of the date that the Company’s initial public offering is consummated and (ii) the total number of issued and outstanding Common Shares as of the date of determination (in each case, as equitably adjusted for any share split, reverse share split, share dividend, share combination, recapitalization, reclassification or similar transaction duly approved by the Board); Person an individual, a partnership, a company, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental or quasi-governmental entity or any department, agency or political subdivision thereof; Pine Brook Pine Brook Feal Intermediate, L.P., a Cayman Islands limited partnership; Pine Brook Director has the meaning set forth in Bye-Law 54.3(a)iii; Preference Shares the Preference Shares of the Company, with an initial par value of $0.01 per share; Principal Shareholder has the meaning set forth in Bye-Law 89.1; Prior A&R Date June 28, 2023, being the date on which these Bye-Laws were last amended and restated; Register of Directors and Officers the register of Directors and Officers referred to in these Bye-Laws; Register of Members the register of Members referred to in these Bye-Laws; Regulatory Agency any nation, government, court, regulatory, taxing or administrative agency, commission or authority or other legislative, executive or judicial governmental entity, body, agency, official or instrumentality, domestic or foreign, whether federal, national, provincial, state, local or multinational or self-regulatory organization or agency or other similar quasi-governmental regulatory body or arbitration panel, tribunal or arbitrator; Resident Representative any Person appointed to act as resident representative and includes any deputy or assistant resident representative; SEC the United States Securities and Exchange Commission; Secretary the Person appointed to perform any or all of the duties of secretary of the Company and includes any deputy or

5 assistant secretary and any Person appointed by the Board to perform any of the duties of the Secretary; Simple Majority (i) in the case of a vote of the Board, Directors representing more than 50% of the Directors then in office and (ii) in the case of a vote of the Members, the affirmative vote of a majority of the votes cast at a general meeting in accordance with these Bye-Laws; Subsidiary for any Person, any other Person (i) in which it directly or indirectly owns at least fifty percent (50%) of such Person’s voting securities, (ii) that, if a general or limited partnership, limited liability company, association or other business entity, a majority of the general or limited partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof, or (iii) with which it is required to be consolidated under IFRS or U.S. GAAP; Total Voting Power the total votes attributable to all issued and outstanding Company Securities entitled to vote; Transfer any direct or indirect sale, exchange transfer (including any transfer by gift), assignment, pledge , hypothecation, mortgage, distribution or other disposition, or issuance or creation of any option or any voting proxy, voting trust or other transfer of legal or equitable interest in a security, in whole or in part, whether voluntarily or involuntarily or by operation of law or at a judicial sale or otherwise; Treasury Share a share of the Company that was or is treated as having been acquired and held by the Company and has been held continuously by the Company since it was so acquire and has not been cancelled; United States United States of America; and Vacancy Event has the meaning set forth in Bye-Law 56.1.

6 1.2 When a reference is made in these Bye-Laws to a Bye-Law, Exhibit or Schedule, such reference shall be to a Bye-Law of, or an Exhibit or Schedule to, these Bye-Laws, unless otherwise indicated. The table of contents and headings contained in these Bye-Laws are for reference purposes only and shall not affect in any way the meaning or interpretation of these Bye-Laws. Whenever the words “include,” “includes” or “including” are used in these Bye-Laws, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in these Bye-Laws shall refer to these Bye-Laws as a whole and not to any particular provision of these Bye-Laws. The terms “or,” “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” The definitions contained in these Bye-Laws are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Unless otherwise specifically indicated, any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent. Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful currency of the United States. References to a Person are also to its permitted assigns and successors. Each representation, warranty, covenant, agreement and condition contained in these Bye-Laws shall have independent significance. 1.3 In these Bye-Laws, unless expressly stated otherwise, any reference to voting power, individual, combined or aggregate, refers to voting power after the application, if any. 1.4 In these Bye-Laws, (a) powers of delegation will not be restrictively construed but the widest interpretation will be given thereto, (b) the word “Board” in the context of the exercise of any power contained in these Bye-Laws includes any committee consisting of one or more individuals appointed by the Board and any Director or Officer of the Company to whom or which the power in question has been delegated in accordance with these Bye-Laws, (c) no power of delegation will be limited by the existence of any other power of delegation and (d) except where expressly provided by the terms of delegation, the delegation of a power will not exclude the concurrent exercise of that power by any Person who or which is for the time being authorized to exercise it under these Bye-Laws or under another delegation of power. 1.5 In these Bye-Laws, where not inconsistent with the context (a) a reference to statutory provision shall be deemed to include any amendment or re-enactment thereof; and (b) unless otherwise provided herein, words or expressions defined in the Act shall bear the same meaning in these Bye-Laws. 1.6 In these Bye-Laws expressions referring to writing or its cognates shall, unless the contrary intention appears, include facsimile, printing, lithography, photography, electronic mail and other modes of representing words in visible form. 1.7 The Board, acting by a Simple Majority, shall have the power to interpret or construe any term or provision of these Bye-Laws, and all decisions made by a Simple Majority of the Board in such interpretation or construction shall be binding and conclusive for all purposes.

7 SHARES 2. Power to Issue Shares; Power to Purchase Shares 2.1 Subject to these Bye-Laws and to any resolution of the Members to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, the Board shall have the power to issue any unissued shares on such terms and conditions as it may determine. 2.2 Subject to the Act, any preference shares may be issued or converted into shares that (at a determinable date or at the option of the Company or the holder) are liable to be redeemed on such terms and in such manner as may be determined by the Board (before the issue or conversion). 2.3 Subject to the Act, the Board may exercise all the powers of the Company to purchase all or any part of the Company’s own shares for cancellation or their acquisition as Treasury Shares on such terms as the Board sees fit. 3. Rights Attaching to Shares 3.1 As of the Adoption Date, the share capital of the Company is divided into two classes: (i) the Common Shares; and (ii) the Preference Shares. 3.2 The holders of Common Shares will, subject to these Bye-Laws (including, without limitation, the rights attaching to Preference Shares): (a) be entitled to one vote per share; (b) be entitled to share equally and ratably in such dividends as the Board may from time to time declare; (c) in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, be entitled to share equally and ratably in the surplus assets of the Company; and (d) generally be entitled to enjoy all of the rights attaching to shares. 3.3 The Board is authorized to provide for the issuance of the Preference Shares in one or more series, and to establish from time to time the number of shares to be included in each such series, and to fix the terms, including designation, powers, preferences, rights, qualifications, limitations and restrictions of the shares of each such series (and, for the avoidance of doubt, such matters and the issuance of such Preference Shares shall not be deemed to vary the rights attached to the Common Shares or, subject to the terms of any other series of Preference Shares, to vary the rights attached to any other series of Preference Shares). The authority of the Board with respect to each series shall include, but not be limited to, determination of the following:

8 (a) the number of shares constituting that series and the distinctive designation of that series; (b) the dividend rate on the shares of that series, whether dividends shall be cumulative and, if so, from which date or dates, and the relative rights of priority, if any, of the payment of dividends on shares of that series; (c) whether the series shall have voting rights, in addition to the voting rights provided by law and, if so, the terms of such voting rights; (d) whether the series shall have conversion or exchange privileges (including, without limitation, conversion into Common Shares) and, if so, the terms and conditions of such conversion or exchange, including provision for adjustment of the conversion or exchange rate in such events as the Board shall determine; (e) whether or not the shares of that series shall be redeemable or repurchaseable and, if so, the terms and conditions of such redemption or repurchase, including the manner of selecting shares for redemption or repurchase if less than all shares are to be redeemed or repurchased, the date or dates upon or after which they shall be redeemable or repurchaseable, and the amount per share payable in case of redemption or repurchase, which amount may vary under different conditions and at different redemption or repurchase dates; (f) whether that series shall have a sinking fund for the redemption or repurchase of shares of that series and, if so, the terms and amount of such sinking fund; (g) the right of the shares of that series to the benefit of conditions and restrictions upon the creation of indebtedness of the Company or any Subsidiary, upon the issue of any additional shares (including additional shares of such series or any other series) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by the Company or any Subsidiary of any issued shares of the Company; (h) the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, and the relative rights of priority, if any, of payment in respect of shares of that series; and (i) any other relative participating, optional or other special rights, qualifications, limitations or restrictions of that series. 3.4 Any Preference Shares of any series which have been redeemed (whether through the operation of a sinking fund or otherwise) or which, if convertible or exchangeable, have been converted into or exchanged for shares of any other class or classes shall have the status of authorized and unissued Preference Shares of the same series and may be reissued as a part of the series of which they were originally a part or may be reclassified and reissued as part of a new series of Preference Shares to be created by resolution or resolutions of the Board or as part of any other series of Preference Shares, all subject to the conditions and the restrictions on issuance set forth in the resolution or resolutions adopted by the Board providing for the issue of any series of Preference Shares.

9 3.5 At the discretion of the Board, whether or not in connection with the issuance and sale of any shares or other securities of the Company, the Company may issue securities, contracts, warrants or other instruments evidencing any shares, option rights, securities having conversion or option rights, or obligations on such terms, conditions and other provisions as are fixed by the Board including, without limiting the generality of this authority, conditions that preclude or limit any Person or persons owning or offering to acquire a specified number or percentage of the issued Common Shares, other shares, option rights, securities having conversion or option rights, or obligations of the Company or transferee of the Person or persons from exercising, converting, transferring or receiving the shares, option rights, securities having conversion or option rights, or obligations. 3.6 Subject to the provisions of these Bye-Laws and any limitations prescribed by law, and without prejudice to any special rights previously conferred on the holders of any existing class or series of shares, the Board is authorized to issue non-voting Common Shares that do not entitle the holders thereof to voting rights. 3.7 Except as otherwise expressly set forth herein or as required by the Act, and subject to any rights for the time being attached to any class or classes of shares, all classes of shares on any matter will vote together as a single class. 3.8 All the rights attaching to a Treasury Share shall be suspended and shall not be exercised by the Company while it holds such Treasury Share and, except where required by the Act, all Treasury Shares shall be excluded from the calculation of any percentage or fraction of the share capital, or shares, of the Company. 4. Calls on Shares 4.1 The Board may make such calls as it thinks fit upon the Members in respect of any moneys (whether in respect of nominal value or premium) unpaid on the shares allotted to or held by such Members (and not made payable at fixed times by the terms and conditions of issue) and, if a call is not paid on or before the day appointed for payment thereof, the Member may at the discretion of the Board be liable to pay the Company interest on the amount of such call at such rate as the Board may determine, from the date when such call was payable up to the actual date of payment. The Board may differentiate between the holders as to the amount of calls to be paid and the times of payment of such calls. 4.2 Any amount which, by the terms of allotment of a share, becomes payable upon issue or at any fixed date, whether on account of the nominal value of the share or by way of premium, shall for the purposes of these Bye-Laws be deemed to be an amount on which a call has been duly made and payable on the date on which, by the terms of issue, the same becomes payable, and in case of nonpayment all the relevant provisions of these Bye-Laws as to payment of interest, costs and expenses, forfeiture or otherwise shall apply as if such amount had become payable by virtue of a duly made and notified call. 4.3 The joint holders of a share shall be jointly and severally liable to pay all calls and any interest, costs and expenses in respect thereof.

10 4.4 The Company may accept from any Member the whole or a part of the amount remaining unpaid on any shares held by such Member, although no part of that amount has been called up or become payable. 5. Forfeiture of Shares 5.1 If any Member fails to pay, on the day appointed for payment thereof, any call pursuant to Bye-Law 4.1 in respect of any share allotted to or held by such Member, the Board may, at any time thereafter during such time as the call remains unpaid, direct the Secretary to forward such Member a notice in writing. 5.2 If the requirements of such notice are not complied with, any such share may at any time thereafter before the payment of such call and the interest due in respect thereof be forfeited by a resolution of the Board to that effect, and such share shall thereupon become the property of the Company and may be disposed of as the Board shall determine. Without limiting the generality of the foregoing, the disposal may take place by sale, repurchase, redemption or any other method of disposal permitted by and consistent with these Bye-Laws and the Act. 5.3 A Member whose share or shares have been so forfeited shall, notwithstanding such forfeiture, be liable to pay to the Company all calls owing on such share or shares at the time of the forfeiture, together with all interest due thereon and any costs and expenses incurred by the Company in connection therewith. 5.4 The Board may accept the surrender of any shares which it is in a position to forfeit on such terms and conditions as may be agreed. Subject to those terms and conditions, a surrendered share shall be treated as if it had been forfeited. 6. Variation of Rights 6.1 If, at any time, the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound-up, be varied with the approval of the Board and with the consent in writing of the holders of a Simple Majority of that class or with the sanction of a resolution passed by a Simple Majority at a separate general meeting of the holders of the shares of the class at which meeting the necessary quorum shall be two persons at least holding or representing by proxy a Simple Majority. The rights conferred upon the holders of the shares of any class or series issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class or series, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith or senior thereto. 7. Power to Alter Capital 7.1 The Company may if authorized by a resolution passed by a Simple Majority of the Members increase, divide, consolidate, subdivide, change the currency denomination of, diminish or otherwise alter or reduce its share capital in any manner permitted by the Act.

11 7.2 Where, on any alteration or reduction of share capital, fractions of shares or some other difficulty would arise, the Board may deal with or resolve the same in such manner as it thinks fit including, without limiting the generality of the foregoing, the issue to Members, as appropriate, of fractions of shares and/or arranging for the sale or transfer of the fractions of shares of Members. 8. Fractional Shares The Company may issue its shares in fractional denominations and deal with such fractions to the same extent as its whole shares and shares in fractional denominations shall have in proportion to the respective fractions represented thereby all of the rights of whole shares including (but without limiting the generality of the foregoing) the right to vote, to receive dividends and distributions and to participate in a winding-up. 9. Registered Holder of Shares 9.1 The Company will be entitled to treat the registered holder of any share (or fraction thereof) as the absolute owner thereof and accordingly will not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other Person. 9.2 Any dividend, interest or other moneys payable in cash in respect of shares may be paid by cheque or draft sent though the post directed to the Member at such Member’s address in the Register of Members or, in the case of joint holders, to such address of the holder first named in the Register of Members, or to such Person and to such address as the holder or joint holders may in writing direct. If two or more Persons are registered as joint holders of any shares, anyone can give an effectual receipt for any dividend paid in respect of such shares. 10. Death of a Joint Holder Where two or more Persons are registered as joint holders of a share or shares, then, in the event of the death of any joint holder or holders, the remaining joint holder or holders will be absolutely entitled to the said share or shares and the Company will recognize no claim in respect of the estate of any joint holder except in the case of the last survivor of such joint holders. 11. Share Certificates 11.1 Every Member shall be entitled to a certificate under the common seal of the Company (or a facsimile thereof) or bearing the signature (or a facsimile thereof) of a Director or the Secretary or a Person expressly authorized to sign specifying the number and, where appropriate, the class of shares held by such Member and whether the same are fully paid up and, if not, specifying the amount paid on such shares. The Board may by resolution determine, either generally or in a particular case, that any or all signatures on certificates may be printed thereon or affixed by mechanical means. 11.2 The Company shall be under no obligation to complete and deliver a share certificate unless specifically called upon to do so by the Person to whom the shares have been allotted.

12 11.3 If any share certificate shall be proved to the satisfaction of the Board to have been worn out, lost, mislaid, or destroyed the Board may cause a new certificate to be issued and request an indemnity for the lost certificate if it sees fit. 11.4 Notwithstanding any provisions of these Bye-Laws: (a) the Board shall, subject always to the Act and any other applicable laws and regulations and the facilities and requirements of any relevant system concerned, have power to implement any arrangements it may, in its absolute discretion, think fit in relation to the evidencing of title to and transfer of uncertificated shares and to the extent such arrangements are so implemented, no provision of these Bye-Laws shall apply or have effect to the extent that it is in any respect inconsistent with the holding or transfer of shares in uncertificated form; and (b) unless otherwise determined by the Board and as permitted by the Act and any other applicable laws and regulations, no Person shall be entitled to receive a certificate in respect of any share for so long as the title to that share is evidenced otherwise than by a certificate and for so long as transfers of that share may be made otherwise than by a written instrument. REGISTER OF MEMBERS 12. Contents of Register of Members 12.1 The Board shall cause to be kept in one or more books at its registered office a Register of Members and shall enter therein the following information: (a) the name and address of each Member, the number and, where appropriate, the class of shares held by such Member and the amount paid or agreed to be considered as paid on such shares; and (b) the date on which each Person was entered in the Register of Members. 13. Inspection of Register of Members The Register of Members will be open to inspection without charge at the registered office of the Company on every Business Day, subject to such reasonable restrictions as the Board may impose, so that not less than two hours in each Business Day is allowed for inspection. The Register of Members may, after notice has been given in accordance with the Act, be closed for any time or times not exceeding in the whole 30 days in each year. 14. Determination of Record Date Notwithstanding any other provision of these Bye-Laws, the Board may fix any date as the record date for: (a) determining the Members entitled to receive any dividend or distribution; (b) determining the Members entitled to receive notice of and to vote at any general meeting of the Company (and the Board may determine a different record date for any adjournment or postponement thereof); (c) determining the Members entitled to execute a resolution in writing; and

13 (d) determining the number of issued and outstanding shares for or in connection with any purpose. TRANSFER OF SHARES 15. Instrument of Transfer 15.1 An instrument of transfer shall be in writing in the form, or as near thereto as circumstances admit, of Form “A” in Schedule A hereto or in such other form as the Board may accept. Such instrument of transfer shall be signed by or on behalf of the transferor and transferee; provided that, in the case of a fully paid share, the Board may accept the instrument signed by or on behalf of the transferor alone. The transferor will be deemed to remain the holder of such share until the same has been registered as having been transferred to the transferee in the Register of Members. 15.2 The Board may refuse to recognize any instrument of transfer if it is not accompanied by the certificate in respect of the shares to which it relates and by such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer. 16. Restrictions on Transfer 16.1 Subject to the Act, this Bye-Law 16 and such other of the restrictions contained in these Bye-Laws and elsewhere as may be applicable, any Member may Transfer shares at the time owned by it and, upon receipt of a duly executed form of transfer in writing, the Board shall procure the timely registration of the same. If the Board refuses to register a direct Transfer for any reason it shall notify the proposed transferor and transferee within thirty (30) days of such refusal. 16.2 Without limiting the foregoing, the Board shall decline to approve or register a direct Transfer of shares unless all applicable consents, authorizations, permissions or approvals of any Regulatory Agency in Bermuda, the United States or any other applicable jurisdiction required to be obtained prior to such direct Transfer have been obtained. 17. Transfers by Joint Holders The joint holders of any share may Transfer such share to one or more of such joint holders, and the surviving holder or holders of any share previously held by them jointly with a deceased Member may Transfer any such share to the executors or administrators of such deceased Member. TRANSMISSION OF SHARES 18. Representative of Deceased Member In the case of the death of a Member, the survivor or survivors where the deceased Member was a joint holder, and the legal personal representatives of the deceased Member where the deceased Member was a sole holder, shall be the only Persons recognized by the Company as having any title to the deceased Member’s interest in the shares. Nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share that had been jointly held by such deceased Member with other Persons. Subject to the provisions of the Act, for the purpose of this Bye-Law, legal personal representative means the executor or administrator of a deceased Member or such other Person as the Board may in its absolute discretion decide as being properly authorized to deal with the shares of a deceased Member.

14 19. Registration on Death or Bankruptcy Any Person becoming entitled to a share in consequence of the death or bankruptcy of any Member may be registered as a Member upon such evidence as the Board may deem sufficient or may elect to nominate some Person to be registered as a transferee of such share, and in such case the Person becoming entitled shall execute in favor of such nominee an instrument of transfer in writing. On the presentation thereof to the Board, accompanied by such evidence as the Board may require to prove the title of the transferor, the transferee shall be registered as a Member. Notwithstanding the foregoing, the Board will, in any case, have the same right to decline or suspend registration as it would have had in the case of a Transfer of the share by that Member before such Member’s death or bankruptcy, as the case may be. DIVIDENDS AND OTHER DISTRIBUTIONS 20. Declaration of Dividends by the Board The Board may, subject to these Bye-Laws and in accordance with the Act, declare a dividend to be paid to the Members, in proportion to the number of shares entitled thereto held by them and in proportion to the amount paid up on each share (where a larger amount is paid up on some shares than others), and such dividend may be paid in cash or wholly or partly in specie in which case the Board may fix the value for distribution in specie of any assets. 21. Other Distributions The Board may declare and make such other distributions (in cash or in specie), in proportion to the number of shares held by them, to the Members as may be lawfully made out of the assets of the Company. 22. Method of Payment 22.1 Any dividend, interest, or other monies payable in cash in respect of the shares may be paid by cheque or draft sent through the post directed to the Member at such Member’s address in the Register of Members, or to such Person and to such address as the holder may in writing direct. 22.2 In the case of joint holders of shares, any dividend, interest or other monies payable in cash in respect of shares may be paid by cheque or draft sent through the post directed to the address of the holder first named in the Register of Members, or to such Person and to such address as the joint holders may in writing direct. If two or more persons are registered as joint holders of any shares any one can give an effectual receipt for any dividend paid in respect of such shares. 22.3 The Board may deduct from the dividends or distributions payable to any Member all monies due from such Member to the Company. 22.4 The Company shall be entitled to cease sending dividend cheques and drafts by post or otherwise to a Member if those instruments have been returned undelivered to, or left uncashed by, that Member on at least two consecutive occasions or, following one such occasion, reasonable enquiries have failed to establish the Member’s new address. The entitlement conferred on the Company by this Bye-Law in respect of any Member shall cease if the Member claims a dividend or cashes a dividend cheque or draft.

15 23. Reserve Fund The Board may from time to time before declaring a dividend set aside, out of the surplus or profits of the Company, such sum as it thinks proper as a reserve to be used to meet contingencies or for equalizing dividends or for any other special or general purpose. 24. Unclaimed Dividends Any dividend, distribution or other moneys payable in respect of a share which has remained unclaimed for a period of six years from the date of declaration of such dividend or distribution will be forfeited and shall revert and belong to the Company. The payment by the Board of any unclaimed dividend, distribution, interest or other sum payable on or in respect of the share may be paid into an account separate from the Company’s own account. Such payment will not constitute the Company a trustee in respect thereof. 25. Interest on Dividends Except as otherwise provided in any certificate of designation, no unpaid dividend or distribution will bear interest as against the Company. CAPITALIZATION 26. Capitalization 26.1 The Board may resolve to capitalize any part of any amount for the time being standing to the credit of any of the Company’s share premium or other reserve accounts or to the credit of the profit and loss account or otherwise available for distribution by applying such amount in paying up unissued shares to be allotted as fully paid bonus shares pro rata to the Members. 26.2 The Board may resolve to capitalize any part of any amount for the time being standing to the credit of a reserve account or amounts otherwise available for dividend or distribution by applying such amounts in paying up in full, partly or nil paid shares of those Members who would have been entitled to such amounts if they were distributed by way of dividend or distribution. MEETINGS OF MEMBERS 27. Annual General Meetings Subject to an election made by the Company in accordance with the Act to dispense with the holding of annual general meetings, an annual general meeting shall be held in each year at such time and place as the Board determines. 28. Special General Meetings The Board may convene a special general meeting whenever in their judgment such a meeting is necessary. 29. Requisitioned General Meetings The Board shall, on the requisition of Members holding at the date of the deposit of the requisition not less than 10% of the paid-up share capital of the Company which as at the date of the deposit carries

16 the right to vote at general meetings, forthwith proceed to convene a special general meeting in accordance with the provisions of the Act. 30. Notice 30.1 At least five (5) days’ notice of an annual general meeting shall be given to each Member entitled to attend and vote thereat, stating the date, place and time at which the meeting is to be held, that the election of Directors will take place thereat, and as far as practicable, the other business to be conducted at the meeting. 30.2 At least five (5) days’ notice of a special general meeting shall be given to each Member entitled to attend and vote thereat, stating the date, time, place and the general nature of the business to be considered at the meeting. 30.3 The Board may fix any date as the record date for determining the Members entitled to receive notice of and to vote at any general meeting. 30.4 A general meeting shall, notwithstanding that it is called on shorter notice than that specified in these Bye-Laws, be deemed to have been properly called if it is so agreed by (i) all the Members entitled to attend and vote thereat in the case of an annual general meeting; and (ii) by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving a right to attend and vote thereat in the case of a special general meeting. 30.5 The accidental omission to give notice of a general meeting to, or the non-receipt of a notice of a general meeting by, any Person entitled to receive notice shall not invalidate the proceedings at that meeting. 30.6 Subject to the Act, business to be brought before a general meeting of the Company must be specified in the notice of the meeting. Only business that the Board has determined can be properly brought before a general meeting in accordance with these Bye-Laws and applicable law will be conducted at any general meeting, and the chairperson of the general meeting may refuse to permit any business to be brought before such meeting that has not been properly brought before it in accordance with these Bye-Laws and applicable law. 31. Giving Notice and Access 31.1 A notice may be given by the Company to a Member: (a) by delivering it to such Member in person, in which case the notice shall be deemed to have been served upon such delivery; or (b) by sending it by post to such Member’s address in the Register of Members, in which case the notice shall be deemed to have been served seven days after the date on which it is deposited, with postage prepaid, in the mail; or (c) by sending it by courier to such Member’s address in the Register of Members, in which case the notice shall be deemed to have been served two days after the date on which it is deposited, with courier fees paid, with the courier service; or

17 (d) by transmitting it by electronic means (including facsimile and electronic mail, but not telephone) in accordance with such directions as may be given by such Member to the Company for such purpose, in which case the notice shall be deemed to have been served at the time that it would in the ordinary course be transmitted; or (e) by delivering it in accordance with the provisions of the Act pertaining to delivery of electronic records by publication on a website, in which case the notice shall be deemed to have been served at the time when the requirements of the Act in that regard have been met. 31.2 Any notice required to be given to a Member shall, with respect to any shares held jointly by two or more persons, be given to whichever of such persons is named first in the Register of Members and notice so given shall be sufficient notice to all the holders of such shares. 31.3 In proving service under Bye-Law 31.1(b), (c) and (d), it shall be sufficient to prove that the notice was properly addressed and prepaid, if posted or sent by courier, and the time when it was posted, deposited with the courier, or transmitted by electronic means. 32. Postponement or Cancellation of General Meeting The Board may direct the Secretary to postpone or cancel any general meeting called in accordance with these Bye-Laws (other than a meeting requisitioned under these Bye-Laws) provided that notice of postponement or cancellation is given to the Members before the time for such meeting. Fresh notice of the date, time and place for the postponed or cancelled meeting shall be given to each Member in accordance with these Bye-Laws. 33. Electronic Participation in Meetings Members may participate in any general meeting by such telephonic, electronic or other communication facilities or means as permit all Persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting. 34. Quorum at General Meetings 34.1 At any general meeting two or more persons present at the start of the meeting and representing in person or by proxy more than 50% of the Total Voting Power of the Company shall form a quorum for the transaction of business, provided that if the Company shall at any time have only one Member, one Member present in person or by proxy shall form a quorum for the transaction of business at any general meeting held during such time. 34.2 If within half an hour from the time appointed for the meeting a quorum is not present, then, in the case of a meeting convened on a requisition, the meeting shall be deemed cancelled and, in any other case, the meeting shall stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the Secretary may determine. Unless the meeting is adjourned to a specific date, time and place announced at the meeting being adjourned, fresh notice of the resumption of the meeting shall be given to each Member entitled to attend and vote thereat in accordance with these Bye-Laws.

18 35. Chairperson to Preside at General Meetings The Chair shall, if in attendance, act as chairperson at any general meeting. If the Chair is not in attendance, then any other Director or Officer shall be appointed or elected by those present at the meeting and entitled to vote to act as chairperson for such meeting. 36. Voting on Resolutions 36.1. Subject to the Act and these Bye-Laws, any question proposed for the consideration of the Members at any general meeting shall be decided by the affirmative vote of a majority of the votes cast in accordance with these Bye-Laws and in the case of an equality of votes the resolution shall fail. 36.2. No Member shall be entitled to vote at a general meeting unless such Member has paid all the calls on all shares held by such Member. 36.3. At any general meeting a resolution put to the vote of the meeting shall, in the first instance, be voted upon by a show of hands and, subject to any rights or restrictions for the time being lawfully attached to any class of shares and subject to these Bye- Laws, every Member present in person and every Person holding a valid proxy at such meeting shall be entitled to one vote and shall cast such vote by raising his or her hand. 36.4. In the event that a Member participates in a general meeting by telephone, electronic or other communication facilities or means, the chairperson of the meeting shall direct the manner in which such Member may cast his or her vote on a show of hands. 36.5. At any general meeting if an amendment is proposed to any resolution under consideration and the chairperson of the meeting rules on whether or not the proposed amendment is out of order, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. 36.6. At any general meeting a declaration by the chairperson of the meeting that a question proposed for consideration has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in a book containing the minutes of the proceedings of the Company shall, subject to these Bye- Laws, be conclusive evidence of that fact. 37. Power to Demand a Vote on a Poll 37.1 Notwithstanding the foregoing, a poll may be demanded by any of the following persons: (a) the chairperson of such meeting; or (b) at least three Members present in person or represented by proxy; or (c) any Member or Members present in person or represented by proxy and holding between them not less than one-tenth of the total voting rights of all the Members having the right to vote at such meeting; or (d) any Member or Members present in person or represented by proxy holding shares in the Company conferring the right to vote at such meeting, being shares

19 on which an aggregate sum has been paid up equal to not less than one-tenth of the total amount paid up on all such shares conferring such right. 37.2 Where a poll is demanded, subject to any rights or restrictions for the time being lawfully attached to any class of shares, every Person present at such meeting shall have for each voting share of which such Person is the holder or for which such Person holds a proxy, one vote and such vote shall be counted by ballot as described herein, or in the case of a general meeting at which one or more Members are present by telephone, electronic or other communication facilities or means, in such manner as the chairperson of the meeting may direct and the result of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded and shall replace any previous resolution upon the same matter which has been the subject of a show of hands. A Person entitled to more than one vote need not use all his or her votes or cast all the votes he or she uses in the same way. 37.3 A poll demanded for the purpose of electing a chairperson of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time and in such manner during such meeting as the chairperson (or acting chairperson) of the meeting may direct. Any business other than that upon which a poll has been demanded may be conducted pending the taking of the poll. 37.4 Where a vote is taken by poll, each Person physically present and entitled to vote shall be furnished with a ballot paper on which such Person shall record his or her vote in such manner as shall be determined at the meeting having regard to the nature of the question on which the vote is taken, and each ballot paper shall be signed or initialed or otherwise marked so as to identify the voter and the registered holder in the case of a proxy. Each Person present by telephone, electronic or other communication facilities or means shall cast his or her vote in such manner as the chairperson of the meeting shall direct. At the conclusion of the poll, the ballot papers and votes cast in accordance with such directions shall be examined and counted by a committee of not less than two Members or proxy holders appointed by the chairperson of the meeting for the purpose and the result of the poll shall be declared by the chairperson of the meeting will be final and binding absent manifest error. 37.5 The Board may appoint one or more inspectors to act at any general meeting where a vote is taken by a poll. Each inspector shall take and sign an oath faithfully to exercise the duties of inspector at such meeting with strict impartiality and according to the best of his or her ability. The inspectors (if any) shall determine the number of voting shares issued and outstanding and the voting power of each, by reference to the Register of Members as at the relevant record date determined pursuant to Bye-Law 14, the number of voting shares represented at the meeting, the existence of a quorum, the validity and effect of proxies, and examine and count all ballots and determine the results of any vote. The inspectors (if any) shall also hear and determine challenges and questions arising in connection with the right to vote. No Director or candidate for the office of Director will act as an inspector. The determination and decision of the inspectors will be final and binding absent manifest error. 38. Voting by Joint Holders of Shares In the case of joint holders, the vote of the senior who tenders a vote (whether in person or by proxy) shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

20 39. Instrument of Proxy 39.1 Every Member entitled to vote has the right to do so either in person or by one or more persons authorized by a proxy executed and delivered in accordance with these Bye-Laws. The instrument appointing a proxy shall be in writing under the hand of the appointer or of such appointer’s attorney authorized by such appointer in writing or, if the appointer is a not a natural person, either under its seal or under the hand of an officer, attorney or other Person authorized to sign the same. A Member that is the holder of two or more shares may appoint more than one proxy to represent such Member and vote on such Member’s behalf in respect of different shares. Any proxy may be executed within or outside the United States. 39.2 Any Member may irrevocably appoint a proxy and in such case: (a) such appointment shall be irrevocable in accordance with the terms of the instrument of appointment; (b) if the Company has been given notice of the appointment, such notice to include the name, address, telephone number and electronic mail address of the proxy, then the Company shall give to such proxy (in addition to the Member) notice of all meetings of Members of the Company; (c) such proxy shall be the only Person entitled to vote the relevant shares at any meeting at which such proxy is present; and (d) the Company shall be obliged to recognize the proxy until such time as such proxy shall notify the Company in writing that the appointment of such proxy is no longer in force. 39.3 The instrument appointing a proxy together with such other evidence as to its due execution as the Board may from time to time require shall be delivered at the registered office of the Company (or at such place or places as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any document sent therewith, or as otherwise approved by the Board) not less than 24 hours or such other period as the Board may determine, prior to the holding of the relevant meeting or adjourned meeting at which the individual named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, before the time appointed for the taking of the poll and in default the instrument of proxy shall not be treated as valid. 39.4 Instruments of proxy shall be in any common form or other form as the Board may approve and the Board may, if it thinks fit, send out with the notice of any meeting forms of instruments of proxy for use at that meeting. The instrument of proxy will be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy will, unless the contrary is stated therein be valid as well for any adjournment of the meeting as for the meeting to which it relates. 39.5 A vote given in accordance with the terms of an instrument of proxy will be valid notwithstanding the previous death or unsoundness of mind of the principal or signatory, or termination or revocation of the instrument of proxy or of the authority under which it was executed, unless notice in writing of such death, insanity or revocation was received by the Company at the registered office (or such other place as may be specified for the delivery of instruments of proxy) at least one hour before the commencement of the meeting or adjourned meeting, or the taking of the poll. 39.6 Subject to the Act, the Board may, or the chairperson of the relevant meeting may at his or her discretion (with respect to such meeting only), waive any of the provisions of these Bye-Laws related to proxies or authorizations and, in particular, may accept such verbal or other assurances as it or he or she thinks fit as to the right of any Person to attend and vote on behalf of any Member at general meetings. The decision of the

21 chairperson of any general meeting as to the validity of any appointment of a proxy shall be final. 40. Representation of Corporate Member 40.1 A Member that is not a natural person may, by written instrument, authorize one or more persons as it thinks fit to act as its representative at any meeting of the Members and the Person or Persons so authorized shall be entitled to exercise the same powers on behalf of the Member that such Person or persons represent as that Member could exercise if it were a natural person. Such Member will for the purposes of these Bye- Laws be deemed to be present in person at any such meeting if a Person so authorized is present at the meeting. 40.2 Notwithstanding the foregoing, the chairperson of the meeting may accept such assurances as he or she, in good faith, thinks fit as to the right of any Person to attend and vote at general meetings on behalf of a Member that is not a natural person. 41. Adjournment of General Meeting 41.1 The chairperson of a general meeting may, with the consent of the Members holding a majority of the voting power of those Members present in person or by proxy at any general meeting at which a quorum is present, adjourn the meeting. 41.2 In addition, the chairperson may adjourn the meeting to another time and place without such consent or direction if it appears to him or her in good faith that: (a) it is likely to be impracticable to hold or continue that meeting because of the number of Members wishing to attend that are not present; (b) the unruly conduct of one or more persons attending the meeting prevents, or is likely to prevent, the orderly continuation of the business of the meeting; or (c) an adjournment is otherwise necessary or appropriate so that the business of the meeting may be properly conducted. 41.3 Unless the meeting is adjourned to a specific date, place and time announced at the meeting being adjourned, fresh notice of the date, place and time for the resumption of the adjourned meeting shall be given to each Member entitled to attend and vote thereat in accordance with these Bye-Laws. 42. Written Resolutions 42.1 Subject to these Bye-Laws, anything which may be done by resolution of the Company in general meeting or by resolution of a meeting of any class of the Members may be done without a meeting by written resolution in accordance with this Bye-Law. 42.2 Notice of a written resolution shall be given, and a copy of the resolution shall be circulated to all Members who would be entitled to attend a meeting and vote thereon. The accidental omission to give notice to, or the non-receipt of a notice by, any Member does not invalidate the passing of a resolution. 42.3 A written resolution is passed when it is signed by (or in the case of a Member that is a corporation, on behalf of) the Members who at the date that the notice is given

22 represent such majority of votes as would be required if the resolution was voted on at a meeting of Members at which all Members entitled to attend and vote thereat were present and voting. 42.4 A resolution in writing may be signed in any number of counterparts in accordance with reasonable procedures as may be determined by the Board. 42.5 A resolution in writing made in accordance with this Bye-Law is as valid as if it had been passed by the Company in general meeting or by a meeting of the relevant class of Members, as the case may be, and any reference in any Bye-Law to a meeting at which a resolution is passed or to Members voting in favor of a resolution shall be construed accordingly. 42.6 A resolution in writing made in accordance with this Bye-Law shall constitute minutes for the purposes of the Act. 42.7 This Bye-Law shall not apply to: (a) a resolution passed to remove an Auditor from office before the expiration of his or her term of office; or (b) a resolution passed for the purpose of removing a Director before the expiration of his or her term of office. 42.8 For the purposes of this Bye-Law, the effective date of the resolution is the date when the resolution is signed by (or in the case of a Member that is a corporation, on behalf of) the last Member whose signature results in the necessary voting majority being achieved and any reference in any Bye-Law to the date of passing of a resolution is, in relation to a resolution made in accordance with this Bye-Law, a reference to such date. 43. Directors Attendance at General Meetings The Directors shall be entitled to receive notice of, attend and be heard at any general meeting. DIRECTORS AND OFFICERS 44. Board of Directors The business of the Company shall be managed and conducted by the Board. Only natural persons may be Directors of the Company. 45. Management of the Company In managing the business of the Company, the Board may exercise all powers of the Company as are not, by statute or by these Bye-Laws, required to be exercised by the Company in a general meeting, and the business and affairs of the Company shall be so controlled by the Board. 46. Power to Appoint CEO The CEO as of the Adoption Date is Mr. Daniel Burrows. Thereafter, the Board may from time to time appoint a natural person or persons to act as CEO of the Company who shall, subject to the control of the Board, supervise and administer all of the general business and affairs of the Company and the

23 Board may entrust to and confer upon the CEO such additional powers and duties as the Board deems appropriate for the transaction or conduct of such business. 47. Power to Authorize Specific Actions The Board may from time to time and at any time authorize any Person or body of Persons to act on behalf of the Company for any specific purpose and in connection therewith to execute any deed, agreement, document or instrument in the name and on behalf of the Company. 48. Power to Appoint Attorney The Board may from time to time and at any time by power of attorney appoint any Person or body of Persons to be an attorney of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board) and for such period (or for unspecified length of time) and subject to such conditions as it may think fit and any such power of attorney may contain such provisions for the protection and convenience of Persons dealing with any such attorney as the Board may think fit and may also authorize any such attorney to sub-delegate all or any of the powers, authorities and discretions so vested in the attorney. Such attorney may, if so authorized under the seal of the Company, execute any deed or instrument under such attorney’s personal seal with the same effect as the affixation of the seal of the Company. 49. Power to Delegate to a Committee 49.1 The Board may delegate any of its powers (including the power to sub-delegate) to one or more committees appointed by the Board (and the Board may appoint alternative committee members or authorize the committee members to appoint their own alternates). Each committee shall be comprised of such number of members of the Board as the Board may determine. 49.2 All Board committees shall conform to such directions as the Board imposes on them; provided that each voting member shall have one vote, and each committee shall have the right as it deems appropriate to retain outside advisors and experts. The Board or, if so delegated to such committee by the Board, then the applicable committee, may adopt rules for the conduct of its affairs, including rules governing the place, time and notice of meetings, as it deems advisable and as are not inconsistent with these Bye-Laws regulating the meetings and proceeding of the Board or with any applicable resolution adopted by the Board. Unless otherwise approved by the Board, each committee shall cause minutes to be made of all meetings of such committee and of the attendance thereat and shall cause such minutes and copies of resolutions adopted by unanimous consent to be promptly inserted by the Secretary in the minute book. 49.3 Any Board committee may have one or more non-voting observer(s). 50. Power to Appoint and Dismiss Employees At any time and from time to time, the Board may appoint, suspend or remove any officer, manager, secretary, clerk, agent or employee of the Company and may fix their remuneration and determine or alter their duties.

24 51. Power to Borrow and Charge Property The Board may exercise all the powers of the Company to borrow money and to mortgage or charge or otherwise grant a security interest in its undertaking, property and uncalled capital, or any part thereof, and may issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or any third party. 52. Other Powers of the Board Without limiting any other Bye-Law herein, the Board may: (a) procure that the Company pays all expenses incurred in promoting and incorporating the Company; (b) delegate any of its powers (including the power to sub-delegate) to any Person on such terms and in such manner as the Board may see fit; (c) present any petition and make any application in connection with the liquidation or reorganisation of the Company; and (d) in connection with the issue of any share, pay such commission and brokerage as may be permitted by law. 53. Number of Directors Subject to the rights of the holders of any class or series of Preference Shares then issued and outstanding, as may be set forth in the certificate of designation for such class or series of Preference Shares, the Board shall consist of such number of Directors as is determined from time to time by the Board in accordance with the terms hereof, which number of Directors shall be not less than five (5) and not more than fifteen (15). 54. Election and Appointment of Directors; Classes of Directors 54.1 Beginning with the annual general meeting held in 2030, all Directors of the Company shall be of one class and shall serve for a term ending at the next following annual general meeting. Prior to the 2030 annual general meeting, the Board shall be divided into three classes of approximately equal size, designated Class I, Class II and Class III. Subject to the provisions of the Common Shareholders Agreement, the persons nominated to be elected or appointed as Directors shall be assigned to each class as the Board shall determine such that each class shall consist of an equal number of Directors, to the extent practicable. At the first annual general meeting following the Prior A&R Date, the term of office of those Directors in Class I shall expire and the Class I Directors shall stand for re-election and, if so-elected, shall serve for a full term of three years. At the second annual general meeting following the Prior A&R Date, the term of office of those Directors in Class II shall expire and the Class II Directors shall stand for re-election and, if so-elected, shall serve for a full term of three years. At the third annual general meeting following the Prior A&R Date, the term of office of those Directors in Class III shall expire and the Class III Directors shall stand for re- election and, if so-elected, shall serve for a full term of three years. Subject to the first sentence of this Bye-Law 54.1, at each annual general meeting held after such classification and election, Directors shall be elected or appointed for a full three-year term, as the case may be, to succeed those whose terms expire at such meeting. Each Director shall hold office for the term for which he or she is elected and until his or her successor is appointed. Notwithstanding any other provision of these Bye-Laws, where the number of persons validly proposed at any general meeting for re-election or election as a Director is greater than the number Directors to be elected, the

25 persons receiving the most votes (up to the number of Directors to be elected) at such meeting shall be elected as Directors. 54.2 Subject to the provisions of the Common Shareholders Agreement and Bye-Laws 54.3 and 54.4, the only Persons who shall be eligible for appointment or election as a Director in accordance with Bye-Law 54.1 at any general meeting of the Company shall be Persons either: (a) for whom a written notice of nomination (a "Nomination Notice") signed by Members holding in the aggregate not less than 10% of the outstanding paid up share capital of the Company at that time has been delivered to the registered office of the Company for the attention of the Secretary not later than (i) with respect to an annual general meeting of Members, ninety (90) days prior to the anniversary date of the immediately preceding annual general meeting, and (ii) with respect to a special general meeting, the close of business on the tenth (10th) day following the date on which notice of such meeting is first sent or given to Members, provided that such Nomination Notice shall: (i) set forth (x) as to each Person whom such Members propose to nominate for election as a Director: (i) the name, age, business address and residence address of the Person; (ii) the principal occupation or employment of the Person; (iii) the class or series and number of shares of capital stock of the Company which are owned beneficially or of record by the Person; and (iv) any other information relating to the Person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of Directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder (the “Proxy Filings”); and (y) as to the Members giving the Nomination Notice: (i) the name and record address of such Members; (ii) the class or series and number of shares of the Company which are owned beneficially or of record by such Members; (iii) a description of all arrangements or understandings between such Members and each proposed nominee and any other Person (including his or her name and address) pursuant to which the nomination(s) are to be made by such Members; (iv) a representation that such Members intends to appear in person or by proxy at the meeting to nominate the Persons named in its notice; and (v) any other information relating to such Members that would be required to be disclosed in a Proxy Filing; and (ii) be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a Director, if elected, and the chairperson of the meeting may refuse to acknowledge the nomination of any Person not made in compliance with the foregoing procedure set out in this Bye-Law 54.2(a); or (b) who have been approved for such purpose by the Board and identified in the notice of such general meeting or by way of note or other document sent to the Members not less than five (5) days prior to the scheduled date of such general meeting.

26 54.3 Shareholder-Appointed Directors (a) Notwithstanding anything to the contrary contained in these Bye-Laws: i. Crestview shall have the right to designate one (1) individual for election to the Board (the “Crestview Director”) for so long as Crestview, together with its Affiliate Transferees, beneficially owns at least 7.5% of the Outstanding Common Shares; ii. CVC shall have the right to designate one (1) individual for election to the Board (the “CVC Director”) for so long as CVC, together with its Affiliate Transferees, beneficially owns at least 7.5% of the Outstanding Common Shares; iii. Pine Brook shall have the right to designate one (1) individual for election to the Board (the “Pine Brook Director”) for so long as Pine Brook, together with its Affiliate Transferees, beneficially owns at least 7.5% of the Outstanding Common Shares; and iv. MGU HoldCo shall have the right to designate one (1) individual for election to the Board (the “MGU HoldCo Director,” and together with the Crestview Director, the CVC Director and the Pine Brook Director, the “Shareholder-Appointed Directors” and each individually, a “Shareholder-Appointed Director”) for so long as MGU HoldCo, together with its Affiliate Transferees, beneficially owns at least 50% of the Common Shares initially purchased by MGU HoldCo on January 3, 2023 and any securities issued with respect to such Common Shares, including pursuant to a stock dividend, stock split, reclassification or pursuant to an exchange (including merger or amalgamation), and each such Shareholder-Appointed Director shall not be subject to the provisions of 54.2 with respect to a nomination made pursuant to this Bye-Law 54.3(a). (b) No reduction in the number of Common Shares that any Member beneficially owns shall shorten the term of any incumbent Director. (c) In the event that any Shareholder-Appointed Director shall cease to serve for any reason during a term, the Member that nominated such Shareholder-Appointed Director shall be entitled to designate such person’s successor in accordance with the provisions of the Common Shareholders Agreement (regardless of such Member’s beneficial ownership of Common Shares at the time of such vacancy) and the Board shall promptly fill the vacancy with such successor Shareholder- Appointed Director; it being understood that any such designee shall serve the remainder of the term of the Director whom such designee replaces. (d) If a Shareholder-Appointed Director is not appointed or elected to the Board because of such person’s death, disability, disqualification, withdrawal as a Shareholder-Appointed Director, failure to be elected or for another reason is unavailable or unable to serve on the Board, the applicable Member shall be entitled to designate promptly another Shareholder-Appointed Director, the Director position for which the original Shareholder-Appointed Director was nominated shall not be filled pending such designation and the Company shall use commercially reasonable efforts and consistent with corporate governance standards of the New York Stock Exchange to cause the Board to promptly fill the vacancy with such successor Shareholder-Appointed Director.

27 54.4 The Board may by a resolution of a Simple Majority expand the size of the Board to the maximum permitted by Bye-Law 53 and is authorized to appoint, one or more directors to fill any vacancies created thereby and, subject to Bye-Law 54.3 to fill any vacancies created as a result of a nominee for election as a director not being elected at a general meeting called for such purpose. Any such appointment may be for a period not exceeding 3 years and the Board shall designate any such Director as a Class I, Class II or Class III Director in accordance with these Bye-Laws. 55. Removal of Directors 55.1 Subject to any provision to the contrary in these Bye-Laws, the Members holding 80% of the Total Voting Power may, at any general meeting convened and held for such purpose in accordance with these Bye-Laws, remove a Director for Cause; provided that the notice of any such meeting convened for the purpose of removing a Director shall contain a statement of the intention so to do and be served on such Director not less than sixty (60) days before the meeting and at such meeting such Director shall be entitled to be heard on the motion for such Director’s removal. 55.2 A vacancy on the Board created by the removal of a Director under the provisions of Bye-Law 55.1, other than the removal of a Shareholder-Appointed Director, may be filled by the Members at the meeting at which such Director is removed. A Director so appointed shall hold office until the expiration of the term of the Director so removed or until such new Director’s successor is elected or appointed or such new Director’s office is otherwise vacated and, in the absence of such election or appointment, other than with respect to the removal of a Shareholder-Appointed Director, the Members may authorize the Board to fill any vacancy. A vacancy on the Board created by the removal of a Shareholder-Appointed Director under the provisions of Bye-Law 55.1 shall be filled pursuant to Bye-Law 54.3(c). 56. Other Vacancies 56.1 Subject to the provisions of Bye-Laws 54.3(c) and (d), the Board shall have the power from time to time and at any time to appoint any Person as a Director to fill a vacancy on the Board occurring as the result of any of the following events (“Vacancy Event”): (a) if the Director is removed from office pursuant to these Bye-Laws or is prohibited from being a Director by law; (b) if the Director is or becomes bankrupt or makes any arrangement or composition with his or her creditors generally; (c) if the Director is or becomes of unsound mind or dies; (d) if the Director resigns his or her office by notice in writing to the Company, and to appoint an Alternate Director to any Director so appointed. A Director so appointed shall hold office until the annual general meeting at which such Director’s predecessor’s term would have expired or until such Director’s successor is elected or appointed or such Director’s office is otherwise vacated.

28 57. Alternate Directors 57.1 Any general meeting of the Company may elect a Person or Persons to act as a Director in the alternative to any one or more of the Directors of the Company or may authorize the Board to appoint such Alternate Directors, by notice in writing which has been delivered to the registered office of the Company for the attention of the Secretary not less than sixty (60) days prior to the scheduled date of such general meeting or any adjournment thereof. 57.2 Any Person so appointed shall have all the rights and powers of the Director or Directors for whom such Person is appointed in the alternative provided that such Person shall not be counted more than once in determining whether or not a quorum is present. 57.3 An Alternate Director will be entitled to receive notice of all Board meetings and to vote in such capacity at any such meeting at which the Director for whom such Alternate Director was appointed in the alternative is not personally present and generally to perform at such meeting all the functions of such Director for whom such Alternate Director was appointed. 57.4 An Alternate Director shall cease to be such: (a) if the Director for whom such Alternate Director was appointed ceases for any reason to be a Director but may be re-appointed by the Board as Alternate Director to the Person appointed to fill the vacancy in accordance with these Bye- Laws; or (b) on the occurrence of a Vacancy Event with respect to such Alternate Director. 58. Remuneration of Directors 58.1 The remuneration of the Directors shall be determined by the Board and shall be deemed to accrue from day to day. The Directors may also be paid all travel, hotel and other expenses properly incurred by them (including as determined by the tax operating guidelines applicable to the Company in effect at the time) in attending and returning from meetings of the Board, any committee appointed by the Board, general meetings of the Company, or in connection with other business of the Company or their duties as Directors generally. 58.2 A Director may hold any other office under the Company (other than the office of Auditor) in conjunction with his or her office of Director for such period on such terms as to remuneration and otherwise as the Board may determine. 58.3 The Board may award special remuneration and benefits to any Director undertaking any special work or services for, or undertaking any special mission on behalf of, the Company other than his or her ordinary routine work as a Director. Any fees paid to a Director who is also counsel or attorney to the Company, or otherwise serves it in a professional capacity, will be in addition to his or her remuneration as a Director.

29 59. Defect in Appointment All acts done in good faith by the Board, any Director, a member of a committee appointed by the Board, any Person to whom the Board may have delegated any of its powers, or any Person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director or Person acting as aforesaid, or that he or she was, or any of them were, disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director or act in the relevant capacity. 60. Register of Directors and Officers 60.1 The Board shall cause to be kept in one or more books at its registered office a Register of Directors and Officers and shall enter therein such Person’s first name, surname and address. 60.2 The Board shall, within the period of fourteen (14) days from the occurrence of (i) any change among its Directors or Officers or (ii) any change in the particulars contained in the Register of Directors and Officers, cause to be entered on the Register of Directors and Officers the particulars of such change and the date on which such change occurred. 60.3 The Register of Directors and Officers shall be open to inspection at the office of the Company on every Business Day, subject to such reasonable restrictions as the Board may impose, so that not less than two hours in each Business Day be allowed for inspection. 61. Appointment of Officers The Board may appoint such Officers (who may or may not be Directors) as the Board may determine for such terms as the Board deems fit, all of whom will be deemed to be Officers for the purposes of these Bye-Laws. Subject to compliance with any requirement of the Act, the same individual may hold two or more offices in the Company. 62. Appointment of Secretary The Secretary shall be appointed by the Board from time to time for such term as the Board deems fit. 63. Duties of Officers The Officers shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Board or the CEO from time to time. 64. Remuneration of Officers The Officers shall receive such remuneration as the Board may determine from time to time in accordance with their employment contracts or otherwise. 65. Conflicts of Interest 65.1 Any Director, or any Person associated with, related to or affiliated with any Director, may act in a professional capacity for the Company and such Director or such Person will be entitled to remuneration for professional services as if such Director were not a Director; provided that nothing herein contained will authorize a Director or Director’s firm, partner or a Person associated with, related to or affiliated with a Director to act as Auditor of the Company.

30 65.2 A Director who is directly or indirectly interested in any (or any proposed) contract, arrangement or other matter with the Company (such contract, arrangement or other matter being a "Conflicted Matter" and such Director being an “Interested Director”) shall promptly declare the nature and extent of such interest in reasonable detail and in accordance with the Act. 65.3 Following a declaration being made pursuant to this Bye-Law, the Interested Director shall: 65.3.1 not participate in any discussions, deliberations or decision-making of the Board in relation to the Conflicted Matter and shall withdraw from the meeting (including, where applicable, by physically leaving the room) while the Conflicted Matter is being discussed and voted upon; and 65.3.2 not be entitled to vote on the Conflicted Matter and shall not be required to be present for the purposes of establishing quorum with respect to the Conflicted Matter. 65.4 Notwithstanding Bye-Law 65.3.1, the Chair may, in his or her discretion, permit the Interested Director to remain present during discussions on the Conflicted Matter and to participate in such discussions; provided that: 65.4.1 the Interested Director shall not be entitled to vote on the Conflicted Matter and shall not be required to be present for the purposes of establishing a quorum with respect to the Conflicted Matter; and 65.4.2 the Chair may revoke his or her approval at any time at which point the Interested Director shall withdraw from the meeting (including, where applicable, by physically leaving the room). 66. Indemnification and Exculpation of Directors and Officers 66.1 Each of the Directors and other Officers of the Company or any Subsidiary of the Company who or which has acted or is acting in relation to any of the affairs of the Company or any Subsidiary and the liquidator or trustees (if any) who or which has acted or is acting in relation to any of the affairs of the Company or any Subsidiary, and every one of them, and their respective heirs, executors, administrators, successors or assigns (each, an “Indemnified Person”), shall be indemnified and secured harmless out of the assets of the Company from and against all liabilities, actions, costs, charges, losses, damages and expenses (including liabilities under contract, tort and statute or any applicable law or regulation (domestic or foreign) and all reasonable legal and other costs and expenses properly payable) which they or any of them, and their respective heirs, executors, administrators, successors or assigns, shall or may incur or sustain by or by reason of any act done, concurred in or omitted (in each case, actual or alleged) in or about the execution of their respective duty, or supposed duty, or in their respective offices or trusts, and none of them will be answerable for the acts, receipts, neglects or defaults of the others of them or for joining in any receipts for the sake of conformity, or for any bankers or other Persons with whom or with which any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any

31 security upon which any moneys of or belonging to the Company have been placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, and the indemnity contained in this Bye-Law 66 will extend to any Director or officer acting in any office or trust on the reasonable belief that he or she has been appointed or elected to such office or trust notwithstanding any defect to such appointment or election, or in relation thereto; provided, that this indemnity will not extend to any matter in respect of any fraud or dishonesty which may attach to such Indemnified Person or as prohibited by the Act. 66.2 The Company may purchase and maintain insurance for the benefit of any Director or Officer against any liability incurred by him or her under the Act in his or her capacity as a Director or Officer or indemnifying such Director or Officer in respect of any loss arising or liability attaching to him or her by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the Director or Officer may be guilty in relation to the Company or any Subsidiary thereof. 66.3 No Indemnified Person will be liable to the Company for the acts, defaults or omissions of any other Indemnified Person. 66.4 The Company will advance moneys to any Indemnified Person for the costs, charges, and expenses incurred by the Indemnified Person in defending any civil or criminal proceedings against him or her, whether pending or threatened, on condition and receipt of an undertaking in a form satisfactory to the Company that the Indemnified Person will repay such portion of the advance attributable to any claim of fraud or dishonesty if such a claim is proved against the Indemnified Person. Any request for an advancement of moneys must be accompanied by a statement or statements reasonably evidencing the expenses incurred or expected to be incurred by the Indemnified Person. 66.5 The indemnification and advancement of expenses provided in these Bye-Laws will not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may now or hereafter be entitled under any statute, agreement, vote of Members or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office. 66.6 The indemnification and advancement of expenses provided by, or granted pursuant to, this Bye-Law 66 will, unless otherwise provided when authorized or ratified, continue as to a Person who has ceased to hold the position for which such Person is entitled to be indemnified or advanced expenses and will inure to the benefit of the heirs, executors, administrators, successors and assigns of such a Person. 66.7 The indemnification and advancement of expenses provided by, or granted pursuant to, this Bye-Law 66 will be the primary source of indemnification for each Indemnified Person, regardless of whether such Indemnified Person is entitled to indemnification from any Person affiliated with the Indemnified Person. The Company will not be subrogated to the rights of the Indemnified Person or entitled to seek contribution from any other potential source of indemnification for the indemnified Person. 66.8 No amendment, repeal or termination of any provision of this Bye-Law 66 will alter, to the detriment of any Person, the right of such Person to the indemnification or advancement of expenses related to a claim based on an act or failure to act that took place prior to such amendment, repeal or termination.

32 67. Waiver of Claim by Member Each Member agrees to waive any claim or right of action it might have, whether individually or by or in the right of the Company, against any Director or Officer on account of any action taken by such Director or Officer, or the failure of such Director or Officer to take any action in the performance of his or her duties with or for the Company or any Subsidiary thereof; provided, that such waiver does not extend to any matter in respect of any fraud or dishonesty in relation to the Company which may attach to such Director or Officer. 68. Board Meetings The Board or any committee thereof may meet, subject to the tax operating guidelines applicable to the Company in effect at the time of such meeting, for the transaction of business, adjourn and otherwise regulate its meetings as it sees fit. The Board may meet for the transaction of business, adjourn and otherwise regulate its meetings as it sees fit. A resolution put to the vote at a Board meeting shall be carried by the affirmative votes of a Simple Majority and, in the event of an equality of votes, the Chair shall have a casting vote. 69. Notice of Board Meetings The CEO or the Secretary on the requisition of any two or more Directors shall, at any time, summon a meeting of the Board. Notice of a meeting of the Board must be provided at least two (2) Business Days in advance of such meeting, and must state the date, time, place and the general nature of the business to be considered at the meeting unless the Directors unanimously agree to waive notice of such meeting. Attendance of a Director at a meeting shall constitute a waiver of notice of such meeting, except where such Director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of business because the meeting is not properly called or convened. Notice of a Board meeting shall be deemed to be duly given to a Director if it is communicated or sent to such Director by post, electronic means or other mode of representing words in a visible form at such Director’s last known address or in accordance with any other instructions given by such Director to the Company for this purpose. 70. Electronic Participation in Meetings With respect to any meeting of the Board, the Board shall determine whether to make available to each member of the Board the option to attend such meeting by such telephonic, electronic or other communication facilities or means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, subject to the tax operating guidelines applicable to the Company in effect at the time of such meeting. If the Board determines to make available to any Director the option to attend by telephonic, electronic or other communication facilities or means, any member of the Board may attend such meeting through use of such means, and participation in such a meeting shall constitute presence in person at such meeting. 71. Quorum at the Board Meetings The quorum necessary for the transaction of business at a meeting of the Board shall be a majority of the Directors then on the Board. 72. Board to Continue in the Event of Vacancy The Board may act notwithstanding any vacancy in its number but, if and so long as its number is reduced below the number fixed by these Bye-Laws as the quorum necessary for the transaction of

33 business at Board meetings, the continuing Directors or Director may act for the purpose of (i) summoning a general meeting; or (ii) preserving the assets of the Company. 73. Chairperson to Preside Unless otherwise agreed by a majority of the Directors attending, the Chair shall act as chairperson of the meeting at all Board meetings at which such Person is present. In the Chair’s absence a chairperson of the meeting shall be appointed or elected by the Directors present at the meeting. 74. Written Resolutions A resolution in writing signed by all of the Directors which may be in counterparts, will be as valid as if it had been passed at a meeting of the Board duly called and constituted, such resolution to be effective on the date on which the last Director signs the resolution. Such resolution will be deemed to be adopted as an act of the Board at the place where, and at the time when, the last signature of a Director is affixed thereto. For the purposes of this Bye-Law only, “the Directors” shall not include an Alternate Director. 75. Validity of Prior Acts of the Board No regulation or alteration to these Bye-Laws made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if that regulation or alteration had not been made. CORPORATE RECORDS 76. Minutes The Board shall cause minutes to be duly entered in books provided for the purpose: (a) of all elections and appointments of Officers; (b) of the names of the Directors present at each Board meeting and of any committee appointed by the Board; and (c) of all resolutions and proceedings of general meetings of the Members, Board meetings, meetings of managers and meetings of committees appointed by the Board. 77. Place Where Corporate Records Kept Minutes prepared in accordance with the Act and these Bye-Laws shall be kept by the Secretary at the registered office of the Company. 78. Form and Use of Seal 78.1 The Company may adopt a seal in such form as the Board may determine. The Board may adopt one or more duplicate seals for use in or outside Bermuda. 78.2 A seal may, but need not, be affixed to any deed, instrument or document, and if the seal is to be affixed thereto, it shall be attested by the signature of (i) any Director, or (ii) any Officer, or (iii) the Secretary, or (iv) any Person authorized by the Board for that purpose.

34 78.3 Any Director, Officer or Resident Representative may, but need not, affix the seal of the Company to certify the authenticity of any copies of documents. ACCOUNTS 79. Records of Account 79.1 The Board shall cause to be kept proper records of account with respect to all transactions of the Company and in particular with respect to: (a) all amounts of money received and expended by the Company and the matters in respect of which the receipt and expenditure relates; (b) all sales and purchases of goods by the Company; and (c) all assets and liabilities of the Company. 79.2 Such records of account shall be kept at the registered office of the Company or, subject to the Act, at such other place as the Board thinks fit and shall be available for inspection by the Directors during normal business hours. 79.3 Such records of account shall be retained for a minimum period of five years from the date on which they are prepared. 80. Financial Year End The financial year end of the Company may be determined by resolution of the Board and failing such resolution shall be 31st December in each year. AUDITS 81. Annual Audit Subject to any rights to waive laying of accounts or appointment of an Auditor pursuant to the Act, the accounts of the Company shall be audited and be laid before the Members at a general meeting at least once in every year. 82. Appointment of Auditor 82.1 Subject to the Act, at the annual general meeting or at a subsequent special general meeting in each year, the Members shall appoint an independent auditor to the Company. 82.2 The Auditor may be a Member but no Director, Officer or employee of the Company shall, during his or her continuance in office, be eligible to act as an Auditor of the Company. 83. Remuneration of Auditor 83.1 The remuneration of an Auditor appointed by the Members shall be fixed by the Company at the annual general meeting or at a subsequent special general meeting in each year or in such manner as the Members may determine.

35 83.2 The remuneration of an Auditor appointed by the Board to fill a casual vacancy in accordance with these Bye-Laws shall be fixed by the Board. 84. Duties of Auditor 84.1 The financial statements provided for by these Bye-Laws shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards. 84.2 The generally accepted auditing standards referred to in this Bye-Law may be those of a country or jurisdiction other than Bermuda or such other generally accepted auditing standards as may be provided for in the Act. If so, the financial statements and the report of the Auditor shall identify the generally accepted auditing standards used. 85. Access to Records The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto, and the Auditor may call on the Directors or Officers for any information in their possession relating to the books or affairs of the Company. 86. Financial Statements and the Auditor's Report 86.1 Subject to the following Bye-Law, the financial statements and/or the auditor’s report as required by the Act shall: (a) be laid before the Members at the annual general meeting; or (b) be received, accepted, adopted, approved or otherwise acknowledged by the Members by written resolution passed in accordance with these Bye-Laws. 86.2 If all Members and Directors shall agree, either in writing or at a meeting, that in respect of a particular interval no financial statements and/or auditor’s report thereon need be made available to the Members, and/or that no auditor shall be appointed then there shall be no obligation on the Company to do so. 87. Vacancy in the Office of Auditor The Board may fill any casual vacancy in the office of the auditor. VOLUNTARY WINDING-UP AND DISSOLUTION 88. Winding- Up If the Company shall be wound up the liquidator may, with the sanction of a resolution of the Members, divide amongst the Members in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he or she deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in the trustees upon such trusts for the benefit of the

36 Members as the liquidator shall think fit, but so that no Member shall be compelled to accept any shares or other securities or assets whereon there is any liability. ALTERNATION OF BYE-LAWS AND MEMORANDUM OF ASSOCIATION 89. Alteration of Bye-Laws 89.1 No Bye-Law may be rescinded, altered or amended and no new Bye-Law may be made save in accordance with the Act and until the same has been approved by a resolution approved by the Board and by a resolution approved by a Simple Majority of the Members, provided that Bye-Laws 54.1, 54.3 and 55.2 may not be rescinded, altered or amended in a manner that would adversely affect the respective rights of Crestview, CVC, Pinebrook or MGU HoldCo (collectively, the “Principal Shareholders”, and each, a “Principal Shareholder”) thereunder without the consent of the Principal Shareholder so affected, provided further that such Principal Shareholder has (i) the right to designate a Shareholder-Appointed Director for election to the Board in accordance with Bye-Law 54.3(a) or (ii) has a Director then serving on the Board. 89.2 No alteration or amendment to the Memorandum of Association may be made save in accordance with the Act and until same has been approved by a resolution of the Board and by a resolution of the Members. 90. Discontinuance The Board may exercise all the powers of the Company to discontinue the Company to a jurisdiction outside Bermuda pursuant to the Act.

37 SCHEDULE A Form “A” Transfer of a Share or Shares Fidelis Insurance Holdings Limited (the “Company”) FOR VALUE RECEIVED.................... [amount], I, [name of transferor] hereby sell, assign and transfer unto [transferee] of [address], [number] shares of the Company. DATED this [date] Signed by: In the presence of: Transferor Witness Signed by: In the presence of: Transferee Witness